EXECUTION COPY

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

KYPHON INC.

NEPTUNE ACQUISITION SUB, INC.

AND

ST. FRANCIS MEDICAL TECHNOLOGIES, INC.

AND WITH RESPECT TO ARTICLE VII ONLY

PHILIP M. YOUNG

AS STOCKHOLDERS’ REPRESENTATIVE

Dated as of December 4, 2006

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

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Exhibits

Exhibit A	Form of Management Escrow Agreement
Exhibit B	Form of Closing Certificate
Exhibit C	Form of Parachute Payment Waiver
Exhibit D	Form of Legal Opinion

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Index of Defined Terms

Term	Section

Acquisition Proposal	5.1(a)

Action	7.1

Action of Divestiture	5.6(e)

Affiliate	9.2(b)

Agreement	Preamble

Assets	2.15

Cash Payment Right	1.6(d)

Certificate of Merger	1.2

Certificates	1.8(c)

Change of Control	1.7(a)

Claim	7.10(a)

Closing	1.2

Closing Certificate	1.6(f)

Closing Date	1.2

Closing Expenses	7.1

Code	1.8(d)

Company	Preamble

Company Balance Sheet	2.4

Company Benefit Plans	2.13(b)(i)

Company Board Recommendation	2.3(a)(iv)

Company Business	2.9(a)(i)

Company Capital Stock	1.6(a)

Company Charter Documents	2.1(b)

Company Common Stock	1.6(a)

Company Disclosure Letter	Article II Preamble

Company Indemnified Liabilities	5.8(a)

Company Indemnified Parties	5.8(a)

Company Indemnified Proceedings	5.8(a)

Company Intellectual Property	2.9(a)(v)

Company IP Contract	2.9(a)(ii)

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Term	Section

Company Material Contract	2.17(a)

Company Option	1.6(d)

Company Option Plan	1.6(d)

Company Participants	5.7(a)

Company Permits	2.10(b)

Company Preferred Stock	2.2(a)(ii)

Company Products	2.9(a)(iii)

Company Registered Intellectual Property	2.9(a)(vi)

Company Restricted Stock	5.7(f)(ii)

Company Stockholder	7.1

Confidentiality Agreement	5.4(a)

Contract	2.2(a)

Credit Facility	5.12

D&O Insurance	5.8(c)

Deductible Amount	7.4(b)

Deferred Payments	1.7(b)(i)

Delaware Law	Recitals

DGCL	1.6(c)(i)

Disputed Items	1.7(c)(ii)

Dispute Notice	1.7(c)(ii)

Dissenting Shares	1.6(c)(i)

DOJ	5.6(a)(i)

Earnout Amount	1.7(a)

Earnout Revenue	1.7(a)

Earnout Statement	1.7(c)(i)

Effective Time	1.2

Employee	2.13(a)(ii)

End Date	8.1(c)

Environmental Laws	2.16(i)

ERISA	2.13(b)(i)

ERISA Affiliate	2.13(b)(i)

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Term	Section

Exchange Agent	1.8(a)

Exchange Fund	1.8(b)

FDA	2.18(a)

Final Deferred Payment	1.7(b)(i)(2)

Financial Statements	2.4

Financing	3.9

Financing Commitment	3.9

First Deferred Payment Date	1.7(a)

First Earnout Amount	1.7(a)

First Earnout Revenue	1.7(a)

FTC	5.6(a)(i)

GAAP	2.4

Governmental Consents	6.1(b)

Governmental Entity	2.3(c)

Hazardous Materials	2.16(a)(ii)

Health Care Laws	2.19(b)

HSR Act	2.3(c)

Indemnification Termination Date	7.1

Indemnified Parties	7.1

Information Statement	5.2

Initial Deferred Payment	1.7(b)(i)(1)

Intellectual Property	2.9(a)(iv)

International Employee Plan	2.13(g)

IPD Devices	1.7(a)

IRS	7.1

Knowledge	9.2(c)

Leased Real Property	2.14

Leases	2.14

Legal Proceedings	2.11

Legal Requirements	2.2(d)

Lender	3.9

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Term	Section

Liens	2.1(c)

Losses	7.1

Management Escrow Agreement	1.6(d)

Management Shares	5.7(f)(ii)

Material Adverse Effect	9.2(d)

Merger	1.1

Merger Consideration	7.1

Merger Sub	Preamble

Necessary Consents	2.3(c)

Neutral Arbitrator	1.7(c)(iii)

Objection Notice	7.10(a)

Officer’s Certificate	7.1

Option Shares	1.6(d)

Outstanding Shares	7.1

Parachute Payment Waiver	5.10(f)

Parent	Preamble

Parent Balance Sheet	3.6(b)

Parent Disclosure Letter	Article III Preamble

Parent ESPP	5.7(b)

Parent Financials	3.6(b)

Parent Permits	3.4(b)

Parent SEC Reports	3.6(a)

Per Share Consideration	7.1

Per Share Earnout Amount	1.7(a)

Permits	2.10(b)

Person	9.2(e)

Post-Closing Tax Period	7.1

Pre-Closing Tax Period	7.1

Pro Rata Portion	7.1

Programs	2.19(a)

Registered Intellectual Property	2.9(a)(vii)

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Term	Section

Representative Reimbursement Amount	7.1

Resolution Period	1.7(c)(ii)

Revenue	1.7(a)

Safety Notices	2.18(h)(i)

Second Deferred Payment Date	1.7(a)

Second Earnout Amount	1.7(a)

Second Earnout Revenue	1.7(a)

Series A Preferred Stock	1.6(a)

Series B Preferred Stock	1.6(a)

Series C Preferred Stock	1.6(a)

Significant Customer	2.22(a)

Significant Supplier	2.22(b)

Specified Persons	1.7(a)

Stockholder Approval	Recitals

Stockholders’ Representative	7.7(a)

Stockholders’ Representative Expenses	7.7(b)

Straddle Period	7.1

Subsidiary	2.1(a)

Subsidiary Charter Documents	2.1(b)

Surviving Corporation	1.1

Tax	2.8(a)

Taxes	2.8(a)

Tax Claim	5.9(c)

Tax Period	7.1

Tax Returns	2.8(b)(i)

Third Party Claim	7.8

Threshold Amount	7.4(b)

Transaction Costs	8.3

Transfer Taxes	5.10(d)

Treasury Regulations	2.8(b)(vii)

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 4, 2006, by and among Kyphon Inc., a Delaware corporation (“Parent”), Neptune Acquisition Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and St. Francis Medical Technologies, Inc., a Delaware corporation (the “Company”), and with respect to Article VII only, Philip M. Young, as Stockholders’ Representative.

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company consummate the business combination and other transactions provided for herein in order to advance their respective long-term strategic business interests.

B. The respective Boards of Directors of Parent, Merger Sub and the Company have approved, in accordance with applicable provisions of the laws of the State of Delaware (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1).

C. Promptly following the execution and delivery of this Agreement, stockholders of the Company representing the requisite number of shares of each class of the Company’s capital stock will, through an action by written consent (the “Stockholder Approval”), adopt this Agreement.

D. Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at One Market, San Francisco, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law, including Section 259 of the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is “St. Francis Medical Technologies, Inc.” At the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws; provided, however, that at the Effective Time, if necessary, the Bylaws shall be amended so as to comply with Section 5.8(b).

1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, until their respective successors are duly appointed.

1.6 Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a) Company Capital Stock. Each share of the Common Stock (“Company Common Stock”), Series A Preferred Stock (“Series A Preferred Stock”), Series B Preferred Stock (“Series B Preferred Stock”) and Series C Preferred Stock

(“Series C Preferred Stock”), par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time (collectively, “Company Capital Stock”), other than any shares of Company Capital Stock to be canceled pursuant to Section 1.6(b) and the Dissenting Shares (as defined in Section 1.6(c)(i)), will be canceled and extinguished and automatically converted into the right to receive the Per Share Consideration (as defined in Section 7.1) upon surrender of the certificate representing such share of Company Capital Stock and delivery of a duly completed letter of transmittal in the manner provided in Section 1.8 (or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit, and the giving of an indemnity undertaking if required) in the manner provided in Section 1.10, and any amounts payable with respect to such share pursuant to Section 1.7.

(b) Cancellation of Treasury and Parent Owned Stock. Each share of Company Capital Stock held by the Company or Parent or any direct or indirect wholly-owned Subsidiary (as defined in Section 2.1(a)) of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Dissenting Shares.

(i) Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has exercised and perfected appraisal or dissenter’s rights for such shares in accordance with Section 262 of the Delaware General Corporation Laws (the “DGCL”) or Chapter 13 of the California Corporations Code and has not effectively withdrawn or lost such appraisal or dissenter’s rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to consideration for Company Capital Stock set forth in Sections 1.6(a) and 1.7, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Chapter 13 of the California Corporations Code or Section 262 of the DGCL.

(ii) Notwithstanding the provisions of Section 1.6(c)(i), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights and dissenter’s rights under Chapter 13 of the California Corporations Code and Section 262 of the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock set forth in Sections 1.6(a) and 1.7, without interest, upon surrender of the certificate representing such shares.

(d) Stock Options. Each option to purchase Company Common Stock issued under the Company’s 1999 Stock Incentive Plan, as amended (the “Company Option Plan”), or otherwise listed in Section 2.2(b) of the Company Disclosure Letter, whether or not exercisable, whether or not vested, and whether or not performance-based, which is outstanding immediately prior to the Effective Time (each, a “Company Option”), shall not be assumed by the Surviving Corporation or Parent, but shall instead be converted immediately prior to the Effective Time, but in any event after giving effect to the action set forth in Section 5.7(f)(i) into the right to receive payment of an amount in cash (in addition to any amounts payable pursuant to Section 1.7) equal to the excess, if any, of the product of the Per Share Consideration and the total number of shares of Company Common Stock deliverable upon exercise of such Company Option (regardless of whether or not any such Company Option is then “vested” or exercisable) (the “Option Shares”) over the aggregate exercise price of such Option Shares (the right to receive such cash payment for each Option Share, a “Cash Payment Right”). Each Cash Payment Right shall be vested as of the Effective Time to the extent the Company Option so converted in accordance with this Section 1.6(d) is vested as of the Effective Time (after taking into account the accelerated vesting set forth in Section 5.7(f)(i)). At the Closing, each vested Cash Payment Right shall be paid to the holder thereof, and each unvested Cash Payment Right shall be paid into escrow pursuant to the terms of a Management Escrow Agreement to be entered into as of the Closing Date, the form of which is attached hereto as Exhibit A (the “Management Escrow Agreement”).

(e) Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued fully, paid and nonassessable share of common stock of the Surviving Corporation.

(f) Closing Certificate. At the Closing, the Company shall deliver to Parent a certificate (the “Closing Certificate”) substantially in the form attached hereto as Exhibit B, signed by the Company’s Chief Executive Officer or Chief Financial Officer, certifying on behalf of the Company as to (i) the number of shares of Company Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock outstanding immediately prior to the Effective Time, (ii) the number of Option Shares outstanding immediately prior to the Effective Time, and (iii) the amount of Closing Expenses.

1.7 Additional Merger Consideration.

(a) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Change of Control” shall mean (i) a merger or consolidation of Parent into or with any of the Persons listed on Schedule 1.7(a) and/or any of their affiliates (the “Specified Persons”) in a transaction or series of related transactions that results in more than 50% of the voting securities of Parent or the surviving, resulting or parent entity in such transaction or series of related transactions that are outstanding immediately after the consummation thereof being held by Persons other than those Persons that (individually or collectively) held such voting securities of Parent immediately prior to the consummation thereof, (ii) a sale or other disposition of all or substantially all of the assets or voting securities of Parent to any Specified Person(s) or (iii) a sale or other disposition to any Person (other than an Affiliate of Parent) of the Company Business or the business comprised of the IPD Devices (whether by sale of securities or assets).

“Earnout Amount” shall mean either the First Earnout Amount and/or the Second Earnout Amount as applicable to the time period at issue.

“Earnout Revenue” shall mean either the First Earnout Revenue or the Second Earnout Revenue as applicable to the time period at issue.

“First Deferred Payment Date” shall mean (i) February 14, 2008, but only if the Stockholders’ Representative delivers written notice to Parent prior to January 31, 2008, stating that it will reserve any dispute of the First Earnout Amount until such time, if any, as it disputes the Second Earnout Amount pursuant to Section 1.7(c), otherwise (ii) ten (10) business days after the date of final resolution of the First Earnout Amount pursuant to Section 1.7(c), including resolution of any Disputed Items.

“First Earnout Amount” shall mean an amount equal to the product of (i) the First Earnout Revenue and (ii) two (2); provided, however, if the First Earnout Amount exceeds $200,000,000, the First Earnout Amount shall be deemed equal to $200,000,000.

“First Earnout Revenue” shall mean the Revenue during the six-month period commencing on July 1, 2007, and ending at the close of business on December 31, 2007.

“IPD Devices” shall mean the Company’s X STOP® interspinous process decompression device as such product is marketed as of the date hereof, together with all modifications thereto.

“Per Share Earnout Amount” shall mean the Earnout Amount divided by the Outstanding Shares, rounded to four decimal places.

“Revenue” shall mean the gross customer invoiced amounts for sales of IPD Devices in the United States, less credits issued for actual returns of IPD Devices. In the event that an IPD Device is sold by either Parent, the Company or any of their respective Affiliates in the form of a kit or other similar assemblage of products containing one or more components other than an IPD Device, Earnout Revenue for such IPD Device will be calculated by multiplying the Earnout Revenue from such assemblage of products by the fraction A/(A+B) where A is the average selling price in the United States from the IPD Device if sold separately during the applicable period by such Person or an Affiliate, and B is the total average selling price in the United States from all other components in the assemblage of products that are not IPD Devices during the applicable period. If no average selling price of any other component is available for the United States, the Earnout Revenue from the IPD Device shall be calculated by the Earnout Revenue from such assemblage of products by the fraction A/C where A is the average selling price in the United States from the IPD Device if sold separately during the applicable period by such Person or an Affiliate, and C is the total selling price of such kit or other assemblage of products.

“Second Deferred Payment Date” shall mean ten (10) business days after the date of final resolution of the Second Earnout Amount pursuant to Section 1.7(c), including resolution of any Disputed Items.

“Second Earnout Amount” shall mean an amount equal to the product of (i) the Second Earnout Revenue and (ii) two (2); provided, however, if the sum of the First Earnout Amount and the Second Earnout Amount exceeds $200,000,000, the Second Earnout Amount shall be deemed equal to $200,000,000 minus the First Earnout Amount.

“Second Earnout Revenue” shall mean the Revenue during the six-month period commencing on January 1, 2008 and ending at the close of business on June 30, 2008.

“Total Earnout Amount” means the sum of the First Earnout Amount and the Second Earnout Amount.

(b) Deferred Payments.

(i) In addition to the amounts provided for in Sections 1.6(a) and 1.6(d), each Company Stockholder shall be entitled to receive the following amounts (the “Deferred Payments”):

(1) On the First Deferred Payment Date, an amount (the “Initial Deferred Payment”) equal to such Company Stockholder’s Pro Rata Portion (as defined in Section 7.1) of the First Earnout Amount, subject to any set-off pursuant to Article VII; and

(2) On the Second Deferred Payment Date, an amount (the “Final Deferred Payment”) equal to such Company Stockholder’s Pro Rata Portion (as defined in Section 7.1) of the Second Earnout Amount, subject to any set-off pursuant to Article VII.

(ii) Notwithstanding the foregoing, no amount shall be paid to a Company Stockholder pursuant to this Section 1.7(b) unless and until such Company Stockholder shall have surrendered such Company Stockholder’s Certificates and delivered a duly completed letter of transmittal in accordance with Section 1.8(c).

(c) Calculation of Earnout Amount. (i) On or prior to thirty (30) calendar days after the respective earnout period (forty-five (45) calendar days in the case of the first earnout period), Parent shall cause to be prepared and delivered to the Stockholders’ Representative a statement setting forth Parent’s calculation of the Earnout Amount (the “Earnout Statement”), together with reasonable supporting information.

(ii) After receipt of the Earnout Statement, the Stockholders’ Representative shall have thirty (30) calendar days to review the Earnout Statement. Unless the Stockholders’ Representative delivers written notice (the “Dispute Notice”) to Parent setting forth the items disputed by the Stockholders’ Representative on or prior to the 30th calendar day after delivery of the Earnout Statement, the Stockholders’ Representative will be deemed to have accepted and agreed to the Earnout Statement, and the Earnout Statement (and the calculation of the Earnout Amount contained therein) will be final, binding and conclusive; provided, however, with respect to the First Earnout Amount, the Stockholders’ Representative may, upon delivery of written notice to Parent during such thirty-day period, elect to resolve such First Earnout Amount at the same time that the Second Earnout Amount is resolved. During such thirty-day period, Parent shall provide the Stockholders’ Representative with reasonable access to Parent’s books, records and personnel in order to permit the Stockholders’ Representative to verify the calculation of the Earnout Amount. If the Stockholders’ Representative delivers a Dispute Notice in a timely manner, Parent and the Stockholders’ Representative will, within thirty (30) calendar days following delivery of such notice (the “Resolution Period”), attempt in good faith to resolve their differences in writing with respect to the items specified in the Dispute Notice (the “Disputed Items”). Any resolution by Parent and the Stockholders’ Representative during the Resolution Period as to any Disputed Items will be final, binding and conclusive.

(iii) If Parent and the Stockholders’ Representative do not resolve all Disputed Items by the end of the Resolution Period, then all Disputed Items remaining in dispute will be promptly submitted to KPMG LLP (the “Neutral Arbitrator”). If requested by the Neutral Arbitrator, Parent and the Stockholders’ Representative agree to execute a reasonable engagement letter. The Neutral Arbitrator shall act as an arbitrator to determine only those Disputed Items remaining in dispute, consistent with this Section 1.7(c) and shall request a statement from each of Parent and the Stockholders’ Representative regarding such Disputed Items. Each of Parent and the Stockholders’ Representative will pay its own fees and expenses incurred with respect to the resolution of the Disputed Items. All fees and expenses relating to the work, if any, to be performed by the Neutral Arbitrator will be allocated between Parent and the Stockholders’ Representative in the same proportion that (i) the extent to which the Disputed Items so submitted to the Neutral Arbitrator are unsuccessfully disputed by each such party (as finally determined by the Neutral Arbitrator) bears to (ii) the total amount of such Disputed Items so submitted. The Neutral Arbitrator will deliver to Parent and the Stockholders’ Representative a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based on independent review and audit of the Revenue upon which the Earnout Amount is based) of the Disputed Items by the Neutral Arbitrator within forty-five (45) calendar days after receipt of such Disputed Items (or as soon thereafter as practicable), which determination will be final, binding and conclusive and judgment may be entered on the award.

(d) Obligations of Parent. Parent shall use commercially reasonable efforts to market, promote, sell and distribute the IPD Devices in the United States, and such efforts shall include, to the extent commercially reasonable, (i) the development of marketing, sales and training materials, as Parent reasonably deems appropriate, for the IPD Devices, (ii) educating medical professionals specializing in spinal procedures on the use of the IPD Devices, and (iii) displaying the IPD Devices at meetings where attending medical professionals specialize in spinal procedures; provided, however, it shall not be deemed to be commercially reasonable to take any action if to do so would violate applicable Legal Requirements or any intellectual property rights of any third party.

(e) No Security. The parties understand and agree that (i) the Per Share Earnout Amounts payable under this Section 1.7 are an integral part of the Merger consideration payable hereunder, (ii) the rights to receive such amounts will not be represented by any form of certificate, are not transferable, except by operation of law

(including, without limitation, laws relating to descent and distribution, divorce and community property), and do not constitute an equity or ownership interest in Parent or the Surviving Corporation, (iii) no Company Stockholder shall have any rights as a security holder of the Surviving Corporation or Parent as a result of such Company Stockholder’s right to receive the Per Share Earnout Amounts, and (iv) no interest is payable with respect to the Per Share Earnout Amounts.

(f) Acceleration. The Earnout Amount of $200,000,000, less any Earnout Amount previously paid, subject to any set-off pursuant to Article VII, shall become immediately due and payable by Parent, such amount to be paid within three (3) business days of any of the following: (i) Parent or the Surviving Corporation commences any proceeding in bankruptcy or for dissolution, liquidation, winding-up, or other relief under state or federal bankruptcy laws; (ii) such proceedings are commenced against Parent or the Surviving Corporation, or a receiver or trustee is appointed for Parent or the Surviving Corporation or a substantial part of its respective property, and such proceeding or appointment is not dismissed or discharged within sixty (60) days after its commencement, (iii) Parent or the Surviving Corporation is unable to, or admits in writing its inability to, pay its debts when they become due; (iv) Parent or the Surviving Corporation makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a custodian, receiver or trustee for it or a substantial portion of its assets or has a receiver, custodian or trustee appointed for all or a substantial portion of its assets; (v) a Change of Control; or (vi) Parent or the Surviving Corporation takes any action effectuating, approving or consenting to any of the foregoing.

1.8 Surrender of Certificates.

(a) Exchange Agent. Parent shall select its transfer agent or another nationally recognized exchange agent to act as the exchange agent (the “Exchange Agent”) in the Merger, which agent shall be reasonably acceptable to the Company.

(b) Parent to Provide Cash. Prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent which shall provide that, prior to the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the Merger Consideration (as defined in Section 7.1), less the sum of (i) the Representative Reimbursement Amount (as defined in Section 7.1), and (ii) the amount to be deposited in escrow pursuant to the Management Escrow Agreement in exchange for Company Capital Stock and Company Options. The portion of the Representative Reimbursement Amount contributed following the Effective Time with respect to each Company Stockholder (as defined in Section 7.1) as of immediately prior to the Effective Time shall be in proportion to the aggregate amount of the Merger Consideration each such stockholder would otherwise be entitled to receive in the Merger by virtue of ownership of outstanding shares of Company Capital Stock and Company Options immediately prior to the Effective Time (treating, for purposes of this calculation, all Company Options and Company Restricted Stock as having fully vested and with respect to Company Options net of exercise prices). Any cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c) Exchange Procedures. Within two (2) business days following the Effective Time, Parent shall make available for hand pick-up from the Exchange Agent and cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates or an instrument or instruments (the “Certificates”), which immediately prior to the Effective Time represented (i) outstanding shares of Company Capital Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.6(a) and (ii) the Company Options which were converted into the right to receive the Merger Consideration pursuant to Section 1.6(d): (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as are reasonably acceptable to the Company) and (B) instructions for use in effecting the surrender of the Certificates in exchange for cash constituting the Merger Consideration (less the Representative Reimbursement Amount with respect to such Company Stockholder in accordance with Article VII, and amounts to be deposited in escrow pursuant to the Management Escrow Agreement) (including a means of hand delivery). Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates shall be entitled to receive, in exchange therefor, the amount of cash constituting the Merger Consideration to which such holder is entitled pursuant to Section 1.6 (less the Representative Reimbursement Amount with respect to such Company Stockholder in accordance with Article VII and amounts to be deposited in escrow pursuant to the Management Escrow Agreement), and the Certificates so surrendered shall forthwith be canceled. No interest shall be paid or accrued on any cash constituting the Merger Consideration, other than with respect to amounts to be deposited in escrow pursuant to the Management Escrow Agreement. At the election of the respective Company Stockholder, the Exchange Agent shall make the foregoing payment by wire transfer to the extent that the aggregate amount owed to any such holder at the Closing is in excess of $1,000,000. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration and the Earnout Amount into which such securities shall have been so converted.

(d) Required Withholding. Each of Parent, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration and any other consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock or Company Options such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”) or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirement (as defined in Section 2.2(d)). To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person (as defined in Section 9.2(d)) to whom such consideration would otherwise have been paid.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.8, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of the Company’s securities pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to holders of the Company’s securities pursuant to this Article I shall promptly be paid to Parent.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates twelve (12) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 1.8 shall after such delivery to Surviving Corporation look only to Parent and the Surviving Corporation for the amount of cash constituting the Merger Consideration pursuant to Section 1.6(a) with respect to the shares of Company Capital Stock, or Section 1.6(d) with respect to Company Options and the Earnout Amount pursuant to Section 1.7 with respect to such shares and Company Options formerly represented thereby. If any Certificate shall not have been surrendered immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 2.3(c)), any such portion of the Exchange Fund remaining unclaimed by holders of the Company’s securities immediately prior to such time shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

1.9 No Further Ownership Rights in Company Capital Stock. All cash paid upon the surrender for exchange of shares of Company Capital Stock and Company Options in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock and Company Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall transfer in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, the giving by the holder thereof of an indemnity undertaking with respect to any claim that may be made against it with respect to such Certificate, such amount of cash constituting the Merger Consideration and, at the applicable time, any amount payable pursuant to Section 1.7.

1.11 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as of the date hereof, except as set forth in the disclosure letter supplied by the Company to Parent dated as of the date hereof (the “Company Disclosure Letter”), as follows:

2.1 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. The Company and each of its Subsidiaries (as defined below) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in Section 9.2(d)) on the Company. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. Section 2.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business and a list of each of the officers and directors of the Company and its Subsidiaries.

(b) Charter Documents. The Company has delivered or made available to Parent: (i) a true and correct copy of the Certificate of Incorporation and Bylaws of the

Company, each as amended to date (collectively, the “Company Charter Documents”) and (ii) the Certificate of Incorporation and Bylaws, or like organizational documents (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each Subsidiary is not in violation of its respective Subsidiary Charter Documents.

(c) Subsidiaries. Section 2.1(c) of the Company Disclosure Letter sets forth each Subsidiary of the Company as of the date hereof. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, a wholly-owned Subsidiary of the Company, or the Company and another wholly-owned Subsidiary of the Company, free and clear of all material pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than liens for taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established on the Financial Statements (collectively, “Liens”), except for restrictions imposed by applicable securities laws, and are duly authorized, validly issued, full paid and nonassessable. Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

2.2 Capital Structure.

(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 25,000,000 shares of Company Common Stock, par value $0.001 per share and (ii) 15,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), 2,318,970 of which shares have been designated as Series A Preferred Stock, 5,808,573 of which shares have been designated as Series B Preferred Stock, and 6,500,000 of which shares have been designated as Series C Preferred Stock. At the close of business on the date hereof: (i) 8,895,088 shares of Company Common Stock were issued and outstanding; (ii) 2,318,970 shares of Series A Preferred Stock were issued and outstanding; (iii) 5,808,573 shares of Series B Preferred Stock were issued and outstanding; (iv) 6,364,977 shares of Series C Preferred Stock were issued and outstanding; and (v) 1,298,700 shares of Company Common Stock were reserved for issuance upon exercise of options granted pursuant to the Company Option Plans. No shares of Company Common Stock are owned or held by any Subsidiary of the Company. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. For purposes of this Agreement, “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense, or other legally binding commitment, as in effect as of the date hereof.

(b) Stock Options. Section 2.2(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, at the close of business on the date hereof, hold outstanding Company Options indicating, with respect to each Company Option then outstanding, the number of shares of Company Common Stock subject to such Company Option, the exercise price, the date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the date of this Agreement and whether the vesting of such Company Option will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger, except as contemplated by this Agreement.

(c) Restricted Stock. Section 2.2(c) of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, at the close of business on the date hereof, hold outstanding Company Restricted Stock, indicating, with respect to each holder of Company Restricted Stock then outstanding, the date of purchase of such Company Restricted Stock, the number of shares of Company Restricted Stock purchased, the purchase price, the vesting schedule of such Company Restricted Stock and whether the holder of such Company Restricted Stock provided the Company with an election which indicates that it was timely filed under Section 83(b) of the Code with respect to such Company Restricted Stock.

(d) Other Securities. Except as otherwise set forth in this Section 2.2, as of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking. All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with all applicable securities laws and all other applicable Legal Requirements (as defined below). There are not any outstanding Contracts of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (ii) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the Knowledge (as defined in Section 9.2(b)) of the Company, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans or anti-takeover plans with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, treaties, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

2.3 Authority; Non-Contravention; Necessary Consents.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the approval and adoption of this Agreement by the Company’s stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. The Board of Directors of the Company, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions to be entered into by the Company contemplated by this Agreement, (ii) declaring that it is in the best interests of the holders of Company Capital Stock that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (iii) directing that the adoption of this Agreement be submitted as promptly as practicable to the holders of Company Capital Stock for their consent thereto, and (iv) recommending (the “Company Board Recommendation”) that the holders of Company Capital Stock adopt this Agreement and approve the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way. The affirmative vote of (x) a majority of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (on an as-converted to Company Common Stock basis), voting together as a single class, (y) a majority of the issued and outstanding shares of Company Preferred Stock, voting together as a single class, and (z) a majority of the issued and outstanding shares of Company Common Stock, voting together as a single class, to adopt this Agreement are the only votes of the holders of any class or series of the Company Capital Stock necessary to adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (A) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (B) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.

(b) Non–Contravention. The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the approval and adoption of this Agreement by the Company’s stockholders as contemplated in

Section 2.3(a) and compliance with the requirements set forth in Section 2.3(c), conflict with or violate any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to any Company Material Contract (as defined in Section 2.17(a)), except in each of the foregoing clauses (ii) and (iii) as would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative or regulatory authority, department, ministry, agency or commission, or other governmental authority or instrumentality, including notified bodies designated by the member states of the European Union and the European Free Trade Association (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and satisfaction of such other requirements of the comparable laws of other jurisdictions, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, (iv) such other consents, authorizations, filings, approvals and registrations set forth in Section 2.3(c) of the Company Disclosure Letter, and (v) such consents, authorizations, filings, approvals and registrations, which if not obtained or made would not reasonably be expected to have a Material Adverse Effect on the Company. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in clauses (i) and (ii) are referred to herein as the “Necessary Consents.”

2.4 Financial Statements. Section 2.4 of the Company Disclosure Letter includes a complete copy of (i) the audited consolidated balance sheets of the Company as of December 31, 2004 and December 31, 2005, and the related audited consolidated statements of income, changes in stockholders’ deficit and cash flows, of the Company for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2006, and unaudited consolidated statements of income and cash flows for the nine (9) months ended September 30, 2006 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that unaudited financial statements do not have notes thereto)

applied on a consistent basis throughout the periods indicated and with each other. The Financial Statements present fairly in all material respects the financial condition and operating results of the company and its consolidated Subsidiaries as of the dates, and for the periods, indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments that are not expected to be material. The Company maintains a standard system of accounting established and administered in accordance with GAAP. The Company’s unaudited balance sheet as of September 30, 2006, is referred to as the “Company Balance Sheet.”

2.5 Corporate Governance.

(a) The Company has established a system of internal accounting controls and disclosure controls and procedures sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (iii) access to assets, and receipts and expenditures of the Company and its Subsidiaries are permitted only in accordance with management’s authorization, (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) there is timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements of the Company and its Subsidiaries.

(b) The Company has provided or made available to Parent or its counsel complete and correct copies of (a) all documents identified on the Company Disclosure Letter, (b) the Company Charter Documents and the Subsidiary Charter Documents, each as currently in effect, (c) the minute books containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Company, and (d) all Company Permits relating to the business of the Company and all applications for such Company Permits. The minute books of the Company provided to Parent contain a complete and accurate summary of all meetings of the Board of Directors of the Company or any committee thereof, or of the stockholders of the Company, or actions by written consent in lieu thereof, since the time of incorporation of the Company and reflect all transactions referred to in such minutes accurately in all material respects. The books, records and accounts of the Company and its Subsidiaries (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company and its Subsidiaries, and (iv) accurately and fairly reflect the basis for the Financial Statements.

2.6 Undisclosed Liabilities. Except as disclosed in the Financial Statements, since the date of the Company Balance Sheet through the date hereof, neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be disclosed on a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, except for (i)

liabilities shown on the Company Balance Sheet, (ii) liabilities which have arisen in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) liabilities incurred in connection with this Agreement or the transactions contemplated hereby.

2.7 Absence of Certain Changes or Events.

(a) Since the date of the Company Balance Sheet and through the date hereof, there has not been: (i) any Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, (iii) any amendment of the Company’s Certificate of Incorporation or Bylaws, (iv) any damage, destruction or other casualty loss (whether or not covered by insurance) with respect to any Assets that, individually or in the aggregate, are material to the Company and its Subsidiaries, taken as a whole, (v) any purchase, redemption, other acquisition or amendment by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (vi) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock, (vii) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (viii) any material revaluation by the Company of any of its assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice, (ix) any material election in respect of Taxes, or any adoption or change of any material accounting method in respect of Taxes, entering into of any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement, settlement or compromise any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or (x) any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger).

2.8 Taxes.

(a) Definition. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean any and all federal, state, local and foreign taxes and other like governmental charges, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, and any liability for the payment of any amounts of the type described above in this Section 2.8(a) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person and including any liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) Filing of Tax Returns. The Company and each of its Subsidiaries have prepared and timely filed with the appropriate taxing authority all required federal, state, local and foreign returns, estimates, information statements and reports (“Tax Returns”) relating to any and all Taxes concerning or attributable to the Company, its Subsidiaries or their respective operations and such Tax Returns have been completed and are accurate in accordance with applicable law in all material respects. Neither the Company nor any of its Subsidiaries are currently the beneficiaries of any extension of time within which to file any Tax Return. No claim has ever been made in writing by an authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(ii) Payment of Taxes. All Taxes due and owing by the Company and any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of the Company and any of its Subsidiaries (A) did not, as of the date of the Company Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than any notes thereto), and (B) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business consistent with past practice.

(iii) Withholding. The Company and each of its Subsidiaries have paid or withheld all Taxes required to be paid or withheld with respect to their Employees and any independent contractor, creditor, stockholder, or other third party (and paid over to the appropriate Taxing authority) all Taxes required to be paid or withheld.

(iv) Audits, Investigations or Claims. Neither the Company nor any of its Subsidiaries has received from any Governmental Entity any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or adjustment proposed in writing of any amount of Tax against the Company or any of its Subsidiaries. No proceedings are pending or being conducted with respect to any Tax matter and no power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any Taxes of the Company or any of its Subsidiaries has been filed or executed with any Governmental Entity. There are no matters under discussion with any Governmental Entity with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Company or any of its Subsidiaries. The Company has delivered or made available to Parent complete and accurate copies of all Tax Returns of the Company and each of its Subsidiaries (and predecessors of each) for the years ended December 31, 2003, 2004 and 2005, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company and each of its Subsidiaries since December 31, 2001. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency nor has any request been made in writing for any such extension or waiver.

(v) Liens. There are no Liens on any of the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes.

(vi) USRPHC. Neither the Company nor any of its Subsidiaries is, nor has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(vii) Other Entity Liability. Neither the Company nor any of its Subsidiaries (a) has ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (b) owes any amount under any Tax sharing, indemnification or allocation agreement, or (c) has any liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under section 1.1502-6 of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”) (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(viii) Tax Elections. The Company (and any Subsidiary of the Company) (i) has not consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Company or any of its Subsidiaries; (ii) has not agreed, nor is the Company or any of its Subsidiaries required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has not made an election, nor is the Company or any of its Subsidiaries required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has not acquired nor owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has not made nor will make a consent dividend election under Section 565 of the Code; (vi) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; and (vii) has not made any of the foregoing elections nor is required to apply any of the foregoing rules under any comparable state or local Tax provision.

(ix) Tax-Sharing Agreements. There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company or any of its Subsidiaries, and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound by any such Tax-sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(x) Partnerships, Single Member LLCs, CFCs, PHCs and PFICs. Neither the Company nor any of its Subsidiaries (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity other than LLC, (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), or (v) is a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(xi) Permanent Establishment. Neither the Company nor any of its Subsidiaries have or have had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

(xii) Surrogate Foreign Corporation. None of the Company’s Subsidiaries incorporated outside of the United States is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(xiii) Tax Shelters. The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2). If the Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income tax within the meaning of Section 6662 of the Code, then it believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the Tax treatment of such transaction.

(xiv) Spin-Offs. Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code.

2.9 Intellectual Property.

(a) Definitions. For the purposes of this Agreement, the following terms have the following meanings:

(i) “Company Business” shall mean the design, development, manufacture, marketing and sale of Company Products as conducted as of the date hereof.

(ii) “Company IP Contract” shall mean any and all Contracts to which the Company or any of its Subsidiaries is a party and pursuant to which (A) the Company or any of its Subsidiaries has granted a license (including any sublicense) under Intellectual Property to any third Person, or any option with respect thereto or (B) any third Person has granted a license (including any sublicense) to the Company or any its Subsidiaries under any Intellectual Property.

(iii) “Company Products” shall mean the Company’s X STOP® interspinous process decompression device as such product is marketed as of the date hereof, together with all modifications thereto under development by the Company or any Subsidiary as of the date hereof.

(iv) “Intellectual Property” shall mean any and all of the following and all rights in, arising out of, or associated therewith: (A) all patents and applications therefor anywhere in the world (whether national, international or otherwise) and including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (C) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (D) all industrial designs and any registrations and applications therefor throughout the world; (E) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (F) all databases and data collections and all rights therein throughout the world; (G) all moral and economic rights of authors and inventors, however denominated, throughout the world; (H) all rights to enforce any of the foregoing against infringement or misappropriation thereof; and (I) any similar or equivalent rights to any of the foregoing anywhere in the world.

(v) “Company Intellectual Property” shall mean any and all Intellectual Property that the Company or any of its Subsidiaries owns or otherwise has rights to use, including the Company Registered Intellectual Property.

(vi) “Company Registered Intellectual Property” shall mean any and all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

(vii) “Registered Intellectual Property” shall mean any and all of the following anywhere in the world: (A) patents and patent applications (including provisional applications); (B) registered trademarks and applications to register trademarks, (including intent-to-use applications); (C) registered copyrights and applications for copyright registration; and (D) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

(b) Registered Intellectual Property; Proceedings. Section 2.9(b) of the Company Disclosure Letter lists as of the date hereof (i) all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made and (ii) any litigation, opposition, re-examination, interference proceeding, nullity action, reissue proceeding, cancellation, objection, claim or other equivalent proceeding or action pending, asserted or, to the Knowledge of the Company, threatened with respect to any Company Registered Intellectual Property.

(c) Ownership of and Rights to Company Intellectual Property. The Company owns all right, title and interest in and to, or has a valid right or license to, Company Intellectual Property, free and clear of all Liens.

(d) No Order, Restriction or Obligation. No Company Intellectual Property is subject to any proceeding or outstanding order, Contract or stipulation restricting the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or that affects the validity, use or enforceability of such Company Intellectual Property. Neither the Company nor any of its Subsidiaries has an explicit or implied legal obligation, absolute or contingent, to any other Person to sell, transfer or assign any of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries has made any assignment or granted any license, or is under any obligation to grant any such right or license to any other Person, under any of the Company Intellectual Property.

(e) Registration. All necessary registration, maintenance and renewal fees for each item of Company Registered Intellectual Property have been paid and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant Governmental Entities for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property.

(f) Absence of Liens. The Company or its Subsidiaries owns and has good and exclusive title to each material item of Company Intellectual Property owned by it, free and clear of any Liens.

(g) No Forfeiture or Termination. The consummation of the Merger will not cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company Intellectual Property, or impair the right of the Surviving Corporation to use, possess, sell or license any Company Intellectual Property or portion thereof to the same extent that the Company and its Subsidiaries had the right to do so prior to the consummation of the Merger. There are no royalties, honoraria, fees or other payments payable by the Company to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company Intellectual Property by the Company, and the Merger will not result in any such royalties, honoraria, fees or other payments being payable by the Surviving Corporation. Neither the Company nor any of its Subsidiaries has knowingly permitted any Company Registered Intellectual Property to enter the public domain or, with respect to any Company Registered Intellectual Property for which an application has been submitted or a registration obtained, to lapse (other than (i) through the expiration of such Company Registered Intellectual Property at the end of its maximum statutory term or (ii) applications abandoned and listed on Section 2.9(g)(ii) of the Company Disclosure Letter).

(h) Company IP Contracts.

Section 2.9(h) of the Company Disclosure Letter lists as of the date hereof all Company IP Contracts.

(i) As of the date hereof, (A) all of the Company IP Contracts are in force and effect and (B) to the Knowledge of the Company, no party thereto is in material breach thereof.

(ii) The consummation of the Merger will not result in the modification, cancellation, termination, suspension, acceleration of any payments, breach or other violation with respect to any Company IP Contract, nor give any third party to any Company IP Contract the right to do any of the foregoing.

(iii) Following the Effective Time, the Surviving Corporation will be permitted to exercise all of the Company’s rights under all Company IP Contracts (including, without limitation, the right to receive royalties), to the same extent the Company or its Subsidiaries would have been able to had the Merger not occurred and without being required to pay any material additional amounts or consideration other than fees, royalties or payments which the Company or its Subsidiaries would otherwise be required to pay had the Merger not occurred.

(iv) The Merger will not result in any Company Intellectual Property or the Company Business being subject to any material non-compete or other material restriction of like nature.

(v) None of the Company IP Contracts assigns or grants, or sets forth or creates an obligation to assign or grant, any third party (A) rights in, to or under any Company Intellectual Property, or (B) the right to sublicense any Company Intellectual Property or Company Registered Intellectual Property.

(i) No Infringement. To the Knowledge of the Company, the Company Business does not materially infringe or misappropriate the Intellectual Property of any third party or, to the Knowledge of the Company, constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(j) No Notice of Infringement. Neither the Company nor any of its Subsidiaries has received written notice from any third party that the Company Business infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction, and no litigation, arbitration or other adversary proceeding is pending, or, to the Knowledge of the Company, is threatened, in each case against the Company or any of its Subsidiaries alleging the infringement or misappropriation of the Intellectual Property of any third party or any unfair competition or unfair trade practices under the laws of any jurisdiction.

(k) No Claim or Threat; Validity. To the Knowledge of the Company, none of the Company Intellectual Property is subject to any pending or threatened outstanding order, stipulation, proceeding, or notification, including without limitation any pending interference, opposition, cancellation, reissue, reexamination, or other challenge or adversarial proceeding, restricting in any manner the use, transfer, or licensing by the

Company of any Company Intellectual Property, or which may affect the validity, use or enforceability of any Company Intellectual Property, except as may arise in the normal course of prosecution of applications for Company Registered Intellectual Property. To the Knowledge of the Company, no inequitable conduct has been committed in the prosecution of the patent rights in the Company Registered Intellectual Property, and no material information was withheld from any entity requiring disclosure of such information during prosecution of such patent rights.

(l) No Third Party Infringement. To the Knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property. The Company has not brought any action, suit or proceeding for infringement or misappropriation of any Company Intellectual Property or breach of any Company IP Contract.

(m) Proprietary Information Agreements. The Company and each of its Subsidiaries has taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s confidential information and trade secrets within the Company Intellectual Property or any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries. Each of the current and former employees of the Company or any of its Subsidiaries has entered into its standard form of confidentiality and proprietary information and invention disclosure and assignment agreement. Each of the current and former consultants and independent contractors of the Company or any of its Subsidiaries has entered into its standard form of confidentiality and proprietary information and invention disclosure and assignment agreement or consulting agreement, except where failure to do so would not have a Material Adverse Effect on the Company. The Company has unencumbered and unrestricted exclusive ownership of any and all Company Intellectual Property used in the Company Business independently or jointly conceived, reduced to practice, created, authored or developed by any and all current and former employees, consultants and independent contractors.

(n) Funding of Company Intellectual Property and Company Registered Intellectual Property. To the Knowledge of the Company, no government funding, including funding pursuant to a government grant, or facilities or personnel of a university, college, other educational or medical institution or research center was used in the development of the Company Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or one of its Subsidiaries, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, was employed by or has performed services for any government, university, college or other educational or medical institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or one of its Subsidiaries.

2.10 Compliance; Permits.

(a) Compliance. Neither the Company nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to the

Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on the Company. There is no material judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing the Company Business.

(b) Permits. The Company and its Subsidiaries hold, to the extent legally required, all permits, licenses, variances, clearances, consents, certificates, commissions, franchises, exemptions, registrations, orders, authorizations and approvals from Governmental Entities (“Permits”) that are material to the operation of the business of the Company and its Subsidiaries taken as a whole (collectively, “Company Permits”). As of the date hereof, no suspension, material modification or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

2.11 Litigation. As of the date hereof, there are no civil, criminal or administrative actions, suits, claims, or proceedings before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Company, threatened (a) against the Company or any of its Subsidiaries, that seek to restrain or enjoin the consummation of the transactions contemplated hereby or that (i) involve an amount in controversy in excess of $150,000, (ii) seek material injunctive relief, (iii) seek to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement or (iv) would, individually or in the aggregate with all other pending or threatened Legal Proceedings, have a Material Adverse Effect on the Company, or (b) to the Knowledge of the Company, against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities as such), whether or not naming the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to or bound by any outstanding judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity under applicable Legal Requirements that would reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole.

2.12 Brokers’ and Finders’ Fees; Fees and Expenses. Except for fees payable to J.P. Morgan Securities Inc. pursuant to an engagement letter dated November 8, 2006, a true and complete copy of which the Company has provided to Parent prior to the date hereof, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the termination of any proposed initial public offering of the Company Common Stock.

2.13 Employee Benefit Plans.

(a) General Information and Schedule. Section 2.13(a) of the Company Disclosure Letter sets forth a list as of the date hereof of the following: (i) all severance and employment agreements of the Company with directors or officers; (ii) all severance programs and policies of each of the Company or its Subsidiaries; (iii) all plans or agreement of the Company or its Subsidiaries relating to any of its current or former employees, consultants or directors (each, an “Employee”) pursuant to which benefits would vest or an amount would become payable or the terms of which would otherwise be materially altered, in any case by virtue of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any Employee following or in connection with the consummation of the Merger; (iv) each Company Benefit Plan (as defined in Section 2.13(b)); and (v) each Option Plan. The Company is not party to any severance agreements or arrangements except to the extent that severance benefits, arrangements, rights or obligations are required or imposed by applicable Legal Requirements.

(b) Benefit Plan Compliance.

(i) The Company has furnished or made available to Parent a true, correct and complete copy with respect to the Company, and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, each material “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock-related or performance award, retirement, vacation, severance, disability, death benefit, hospitalization, medical, loan (other than travel allowances and relocation packages), fringe benefit, disability, sabbatical and other plan or arrangement providing benefits to any Employee (collectively, “Company Benefit Plans”) and related material plan documents. Each Company Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable Legal Requirements. Each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, or has remaining a period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Benefit Plan.

(ii) To the Knowledge of the Company, no material oral or written representation or commitment with respect to any material aspect of any Company Benefit Plan has been made to an Employee of the Company or any of its Subsidiaries by an authorized Company Employee that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans.

(iii) To the Knowledge of the Company, there are no material unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such material claim.

(c) Defined Benefit, Multiple Employer and Multiemployer Plans. At no time has the Company or any ERISA Affiliate maintained, established, sponsored, participated in, or contributed to, any (i) Company Benefit Plan subject to Title IV of ERISA, (ii) multiemployer plan (as defined in Section 3(37) of ERISA), or (iii) “multiple employer plan” as defined in ERISA or the Code.

(d) Fiduciary Duties and Prohibited Transactions. Neither the Company nor any plan fiduciary of any Company Benefit Plan which has engaged in, or has any material liability in respect of, any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA so as to create any material liability of the Company or any Company Benefit Plan. To the Knowledge of the Company, the Company has not participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Welfare Plan or Pension Plan, and the Company has not been assessed any civil penalty under Section 502(l) of ERISA.

(e) Unrelated Business Taxable Income; Unpaid Contributions. No Company Benefit Plan (or trust or other funding vehicle pursuant thereto) has incurred any liability under Code Section 511. Neither the Company nor any ERISA Affiliate has any liability for unpaid contributions under Section 515 of ERISA with respect to any Employee Plan.

(f) Continuation Coverage. No Company Benefit Plan provides health benefits (whether or not insured), with respect to Employees after retirement or other termination of service (other than coverage mandated by applicable Legal Requirements or benefits, the full cost of which is borne by the Employee), other than individual arrangements the amounts of which are not material.

(g) International Employee Plans. The Company does not now, nor has it ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan (as defined below). As used in this Agreement, “International Employee Plan” shall mean each Company Benefit Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any material liability, for the benefit of Employees who perform services outside the United States.

(h) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in connection with the termination of employment or engagement of change of position of any Employee following or in connection with the consummation of the Merger) constitute an event under any Company Benefit Plan that will result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. There is no contract, agreement, plan or arrangement with an Employee to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or in connection with the termination of employment or engagement of change of position of any Employee following or in connection with the consummation of the Merger), would give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(i) Labor. The Company is not a party to any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened or reasonably anticipated which may interfere with the respective business activities of the Company or any of its Subsidiaries. None of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries, which individually or in the aggregate would result in a Material Adverse Effect on the Company. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened, relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.

(j) Employment Matters. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, except where non-compliance would not be reasonably likely to result in a Material Adverse Effect on the Company.

(k) No Amendments. Neither the Company nor any ERISA Affiliate has announced to Employees an intention to create a legally binding commitment to adopt any additional Company Benefit Plan or to amend or modify any existing Company Benefit Plan.

(l) No Retroactive Option Grants. All Company Options have been appropriately authorized by the Board of Directors, an appropriate committee thereof or duly authorized option plan administrator. All Company Options have exercise prices equal to the fair market value of the Company’s common stock as determined by the Company in good faith on the date the option was granted.

2.14 Real Property. Neither the Company nor any of its Subsidiaries currently owns or has ever owned any real property. Section 2.14 of the Company Disclosure Letter sets forth a list of the real property currently leased, subleased or licensed by or from the Company or its Subsidiaries (the “Leased Real Property”). The Company and its Subsidiaries have provided or otherwise made available to Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of the Leased Property, including all amendments, terminations and modifications thereof (the “Leases”). The Company and its Subsidiaries have and own valid leasehold estates in the Leased Real Property, free and clear of all Liens, other than (a) Liens for taxes and other similar governmental charges and assessments which are not yet delinquent or liens for taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (b) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, (c) Liens imposed on the underlying fee interest in leased property; and (d) Liens that do not materially interfere with the use or operation of the property subject thereto. The Leases are each in full force and effect in accordance with their respective terms (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies) and there is not, under any of the Leases, any material default by the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, by and other party thereto, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material default thereunder by the Company or any of its Subsidiaries or any other party thereto. The Company and its Subsidiaries have performed all of their respective obligations in all material respects under any termination agreements pursuant to which the Company or any of its Subsidiaries have terminated any leases or subleases of real property that are no longer in effect and have no continuing liability with respect to such terminated real property leases or subleases. There are no other parties occupying, or with a right to occupy, the Leased Real Property other than the Company or any of its Subsidiaries. Each Leased Real Property is in reasonable operating condition (normal wear and tear excepted).

2.15 Assets. With respect to all of the material machinery, equipment, furniture, fixtures and other tangible personal property and assets purported to be owned, leased or used by the Company or any of its Subsidiaries (the “Assets”), the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets, free and clear of all Liens, except for such Liens that would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and such assets are in operating condition (normal wear and tear excepted). For purposes of clarity, this Section 2.15 does not relate to real property (such items being the subject of Section 2.14) or Intellectual Property (such items being the subject of Section 2.9).

2.16 Environmental Matters. Except as would not reasonably be expected to result in a Material Adverse Effect on the Company, (i) there are no Hazardous Materials (as defined below) in, on, or under any properties owned, leased or used at any time by the Company or its Subsidiaries, and (ii) the Company and its Subsidiaries have not disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, or arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials. The Company and each of its Subsidiaries have not received any written notice of any alleged claim, violation of or liability under any Environmental Law (as defined below) which has not heretofore been cured or for which there is any remaining material liability. The Company and its Subsidiaries have made available for inspection by Parent all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company or each of its Subsidiaries in the possession or control of the Company or any of its Subsidiaries. For the purposes of this Section 2.16, (i) “Environmental Laws” means all Legal Requirements relating to pollution, protection of the environment or exposure of any individual to Hazardous Materials, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials, and (ii) “Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials (ACM), hazardous substances, petroleum and petroleum products or any fraction thereof.

2.17 Contracts.

(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean:

(i) any employment or consulting Contract with any employee, officer or director of the Company, other than those that are terminable by the Company or any of its Subsidiaries without prior notice and without liability or financial obligation to the Company exceeding $50,000;

(ii) any Contract containing any covenant (A) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Intellectual Property or compete with any Person in any material line of business or to compete with any Person, (B) granting any most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of first refusal, rights of first negotiation or similar rights and/or terms to any Person, or (C) otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any components, parts, subassemblies or services;

(iii) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business consistent with past practice or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(iv) any Contract pursuant to which the Company or any of its Subsidiaries have continuing material obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or any of its Subsidiaries and which may not be terminated without penalty upon notice of ninety (90) days or less;

(v) any Contract containing any material support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, other than those obligations that are terminable by the Company or any of its Subsidiaries involving annual revenues to the Company in excess of $100,000 on no more than ninety (90) days notice without material liability or financial obligation to the Company or its Subsidiaries;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in a principal amount in excess of $100,000 that is outstanding or may be incurred on the terms thereof, other than accounts receivables and payables in the ordinary course of business consistent with past practice; or

(vii) any other Contract that involves a payment to or from the Company in excess of $100,000 on its face in any individual case, other than sales and purchase orders in the ordinary course of business consistent with past practice.

(viii) any other Contract under which the consequences of a default or termination would have a Material Adverse Effect on the Company.

(b) Schedule. Section 2.17(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof.

(c) No Breach. All Company Material Contracts are valid, binding and in full force and effect, except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought. Neither the Company nor any of its Subsidiaries has, and, to the Knowledge of the Company, none of the other parties to any Company Material Contract has, violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No event has occurred, and to the Knowledge of the Company, no circumstance or condition exists that (with or without notice or lapse of time) that will give any Person (other than the Company or any of its Subsidiaries) the right to declare a default or exercise any remedy under, or the right to accelerate the maturity or performance of, any Company Material Contract.

2.18 Regulatory Compliance.

(a) The Company has obtained and maintained each federal, state, county, local or non-U.S. Company Permit (including all those that may be required by the Federal Food and Drug Administration (the “FDA”) or any other Governmental Entity engaged in the regulation of the Company Products or the Company Business) that is required for or has been applied for in operating the Company Business and all of such Company Permits are in full force and effect, except as would not be reasonably expected to have a Material Adverse Effect on the Company. Seller has not received any communication with respect to the Company Business from any Governmental Entity regarding, and there are no facts or circumstances that are likely to give rise to, (i) any material adverse change in any Company Permit, or any failure to materially comply with any applicable Legal Requirements or any term or requirement of any Company Permit or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or modification of any Company Permit. To the Knowledge of the Company, no such Company Permit will reasonably be terminated or impaired, or will reasonably become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

(b) All applications, notifications submissions, information, claims, and reports submitted in connection with any and all requests for a Company Permit from the FDA or other Governmental Entity relating to the Company, its business and the Company Products, after any necessary or required updates, changes, corrections or modification to such applications, notifications, submissions, information, claims and reports were made, were true, complete and correct in all material respects.

(c) Except as set forth in Section 2.18(c) of the Company Disclosure Letter, the operation of the Company Business, including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, marketing, and distribution of all Company Products, is and at all times has been in material compliance with all applicable Legal Requirements, Company Permits, Governmental Entities and orders administered by the FDA for products sold in the United States.

(d) Except as set forth in Section 2.18(d) of the Company Disclosure Letter, during the three (3) year period ending on September 30, 2006, Seller has not had any product or manufacturing site subject to a Governmental Entity (including the FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to the Company Products that if not complied with would reasonably be expected to result in a Material Adverse Effect on the Company, or similar correspondence or written notice from the FDA or other Governmental Entity in respect of the Company Business and alleging or asserting noncompliance with any applicable Legal Requirements, Company Permits or such requests or requirements of a Governmental Entity, and, to the Knowledge of the Company, neither the FDA nor any Governmental Entity is considering such action.

(e) All preclinical and clinical trials in respect of the Company Business being conducted by or on behalf of the Company that have been submitted to any Governmental Entity, including the FDA and its counterparts worldwide, in connection with any Company Permit, are being or have been conducted in compliance in all material respects with the required experimental protocols, procedures and controls pursuant to applicable Legal Requirements. The Company has not received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination or suspension of any clinical trials conducted by, or on behalf of, the Company, or in which the Company has participated, and to the Company’s Knowledge there is not reason to believe that the FDA or any other Governmental Entity is considering such action.

(f) The manufacture of Company Products by the Company is being conducted in compliance in all material respects with all applicable Legal Requirements including, without limitation, the FDA’s Quality Systems Regulation at 21 CFR Part 820 for products sold in the United States, and the respective counterparts thereof promulgated by Governmental Entities in countries outside the United States, except for such non-compliance as would not be reasonably likely to result in a Material Adverse Effect on the Company.

(g) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of the Company or Company Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under 21 U.S.C. Section 335a, or any similar Legal Requirement. As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or threatened against the Company or any of its officers, employees or agents.

(h) Section 2.18(h) of the Company Disclosure Letter sets forth a list of (i) all recalls, market withdrawals, corrections and removals (“Safety Notices”) during the three (3) year period ending on September 30, 2006, and (ii) the dates such Safety Notices, if any, were resolved or closed. To the Company’s Knowledge, there are no facts that would be reasonably expected to result in (A) a material Safety Notice with respect to the Company Products, (B) a change in the marketing classification or a material change in labeling of any the Company Products, or (C) a termination or suspension of marketing or testing of any the Company Products.

2.19 Health Care Compliance.

(a) Neither the Company nor any of its Subsidiaries bills Medicare, Medicaid, or any other governmental health care program or third party payment program (collectively, “Programs”) for services or procedures, and is not otherwise required to meet the requirements to participate in such Programs.

(b) The Company, each of its Subsidiaries and their respective directors, officers, employees, and agents (while acting in such capacity) is, and at all times has been, in compliance in all material respects with all relevant federal, state or foreign civil or criminal health care laws applicable to the Company and its Subsidiaries, including, but not limited to, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.), the exclusion laws, SSA § 1128 (42 U.S.C. § 1320a-7), or the regulations promulgated pursuant to such laws, and comparable state laws and all other state, federal and foreign laws and regulations relating to the regulation of the Company and its Subsidiaries (collectively, “Health Care Laws”). Neither the Company nor any of its Subsidiaries has received any notification or correspondence from any Governmental Entity of non-compliance by, or material liability of, the Company or any of its Subsidiaries under any Health Care Laws.

(c) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

2.20 Insurance. The Company maintains insurance of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and in a similar stage of development. All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy, except in accordance with the terms thereof.

2.21 Interested Party Transactions. None of the officers and directors of the Company and, to the Company’s Knowledge, none of the employees or stockholders of the Company, nor to the Knowledge of the Company, any immediate family member of an officer, director, employee or stockholder of the Company, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). None of such officers, directors or, to the Knowledge of the Company, employees or shareholders, or to the Knowledge of the Company, any member of their immediate families, is a party to, or otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof. To the Company’s Knowledge, none of such officers, directors, employees, shareholders or immediate family members has any economic interest in any property, real or personal, tangible or intangible (including any Intellectual Property Rights) that is used in, or that relates to, the business of the Company, except for the rights of stockholders under applicable Legal Requirements.

2.22 Customers and Suppliers.

(a) Customers. The Company does not have any outstanding material disputes concerning its products and/or services with any customer (including hospitals and surgeons), sales agent or distributor who, in the year ended December 31, 2005, or the nine months ended September 30, 2006, was one of the ten largest sources of revenues for the Company, based on amounts paid or payable or orders placed or sourced (each, a “Significant Customer”). Each Significant Customer is listed in Section 2.22(a) of the Company Disclosure Letter. The Company has not received written notice from any Significant Customer that such entity shall not continue as a customer of the Company (or the Surviving Corporation or Parent) after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent). The Company has not had its products returned by a purchaser thereof in amounts that exceed customary industry return rates, except for normal warranty returns consistent with past practice and returns that would not result in a reversal of any revenue by the Company.

(b) Suppliers. The Company does not have any outstanding material dispute concerning products and/or services provided by any of Invibio, Inc., RMS Company or Sterigenics (each, a “Significant Supplier”). The Company has not received any written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on its businesses as currently conducted, and the Company believes in good faith that it will continue to have such access with respect to the Significant Suppliers on commercially reasonable terms during the next six months.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT

AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as of the date hereof, except as set forth in the disclosure letter supplied by Parent and Merger Sub to the Company dated as of the date hereof (the “Parent Disclosure Letter”) or as disclosed in the Parent SEC Reports filed prior to the date hereof, as follows:

3.1 Organization; Standing and Power; Charter Documents; Subsidiaries. Parent and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

3.2 Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Merger Sub and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub was formed by counsel to Parent at the direction of Parent solely for the purposes of effecting the Merger and the other transactions contemplated hereby. Except as contemplated by this Agreement, Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

3.3 Authority; Non-Contravention; Necessary Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the approval and adoption of this Agreement by Parent as Merger Sub’s sole stockholder and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except (A) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (B) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.

(b) Non-Contravention. The execution and delivery of this Agreement by Parent and Merger Sub does not, and performance of this Agreement by Parent will not: (i) conflict with or violate the certificate of incorporation or bylaws of Parent, the certificate of incorporation or bylaws of Merger Sub or any other Subsidiary Charter Documents of any Subsidiary of Parent; (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict with or violate any material Legal Requirement applicable to Parent, Merger Sub or any of Parent’s other Subsidiaries or by which Parent, Merger Sub or any of Parent’s other Subsidiaries or any of their respective properties is bound or affected; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, material amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent material contract, except in each of the foregoing clauses (ii) and (iii) as would not have a Material Adverse Effect on Parent.

(c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for the Necessary Consents.

3.4 Compliance; Permits.

(a) Compliance. Neither Parent nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not cause Parent to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to the knowledge of Parent, has been threatened, against Parent or any of its Subsidiaries. There is no material judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent and its Subsidiaries as currently conducted.

(b) Permits. Parent and its Subsidiaries hold, to the extent legally required, all Permits that required for the operation of the business of Parent, as currently conducted, the failure to hold which would reasonably be expected to have a Material Adverse Effect on Parent (collectively, “Parent Permits”). Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

3.5 Litigation. As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, that seeks to restrain or enjoin the consummation of the transactions contemplated hereby or which would reasonably be expected, either singularly or in the aggregate with all such Legal Proceedings, to materially impact Parent’s ability to pay the Merger Consideration or the Earnout Amount.

3.6 SEC Filings; Financial Statements.

(a) SEC Filings. Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since February 1, 2003. Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports. The Parent SEC Reports did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, none of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. As of the date hereof, Parent has previously furnished to the Company a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC, but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Reports.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC). The balance sheet of Parent contained in the Parent SEC Reports as of September 30, 2006, is hereinafter referred to as the “Parent Balance Sheet.” Other than liabilities (A) disclosed in the Parent SEC Reports or (B) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required by GAAP to be disclosed on a consolidated balance sheet or in the notes thereto which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent. Except as disclosed in the Parent SEC Reports, neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting as such terms are defined and as required by Rules 13a 15 and 15d 15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2005, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal controls over financial reporting as of December 31, 2005. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Parent has established and maintains, adheres to and enforces a system of internal control over financial reporting, which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the financial statements of Parent and its Subsidiaries.

(d) Sarbanes-Oxley Act; Nasdaq. Parent is in material compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

3.7 Absence of Certain Changes or Events. Except as set forth in the Parent SEC Reports, since the date of the Parent Balance Sheet there has not been any Material Adverse Effect on Parent.

3.8 Intellectual Property.

(a) No Infringement. To the Knowledge of Parent, as of the date hereof, the products, services and operations of Parent do not infringe or misappropriate the valid and enforceable Intellectual Property of any third party where such infringement or misappropriation, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent.

(b) No Impairment. To the Knowledge of Parent, the consummation of the Merger will not result in the termination or breach of any Contract directly related to Intellectual Property to which Parent is a party, which termination or breach would reasonably be expected to have a Material Adverse Effect on Parent.

(c) All Necessary Intellectual Property. To the Knowledge of Parent, Parent and its Subsidiaries own or otherwise have sufficient rights to all Intellectual Property used in and/or necessary to the conduct of the business of Parent and its Subsidiaries as it currently is conducted, and as it is currently planned to be conducted by Parent and its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect on Parent.

(d) No Notice of Infringement. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received notice from any third party that the operation of the business of Parent or any of its Subsidiaries or any act, product or service of Parent or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction except as would not otherwise reasonably be expected to have a Material Adverse Effect on Parent.

(e) Proprietary Information Agreements. Parent and its Subsidiaries have taken commercially reasonable steps to protect Parent’s and its Subsidiaries’ rights in Parent’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Parent or any of its Subsidiaries, and, without limiting the foregoing, each of Parent and its Subsidiaries has and enforces a policy requiring each Employee to execute a proprietary information and confidentiality agreement substantially in Parent’s standard form of confidentiality and proprietary information and invention disclosure and assignment agreement, and, to the Knowledge of Parent, all Employees of Parent and any of its Subsidiaries who are involved in the development of material Intellectual Property of the Parent or its Subsidiaries have executed such an agreement, except where the failure to do any of the foregoing is not reasonably expected to have a Material Adverse Effect on Parent.

3.9 Availability of Funds. Parent has made available to the Company a true, accurate, complete and fully executed copy of a commitment letter (the “Financing Commitment”), pursuant to which, subject to the terms and conditions thereof, Bank of America, N.A. (the “Lender”) has committed to provide Parent with financing (the “Financing”). As of the date hereof, the Financing Commitment is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect and Parent is not in breach of any conditions set forth therein. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach on the part of Parent under any term or condition of the Financing Commitment. The proceeds from the Financing, together with cash on hand, constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of Parent’s obligations to pay the Merger Consideration and the Earnout Amount.

ARTICLE IV.

CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by the Company.

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, (ii) pay its debts and Taxes when due, pay or perform other material obligations when due, and (iii) use commercially reasonable efforts to preserve intact its present business organization and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, licensors, licensees, lessors, employees and business associates.

(b) Required Consent. In addition, without limiting the generality of Section 4.1(a), except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 4.1(b) of the Company Disclosure Letter, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;

(ii) Adopt a plan of complete or partial liquidation or dissolution;

(iii) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(iv) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of unvested shares in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date hereof;

(v) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of Company Capital Stock, or any securities convertible into shares of Company Capital Stock, or subscriptions, rights, warrants or options to acquire any shares of Company Capital Stock or any securities convertible into shares of Company Capital Stock, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than (A) issuances of Company Common Stock upon the exercise of Company Options, warrants or other rights of the Company outstanding on the date hereof in accordance with their terms and (B) grants of stock options to acquire Company Common Stock or restricted stock of the Company in the ordinary course of business consistent with past practice (except to officers or prospective officers of the Company);

(vi) Amend any term of any outstanding security of the Company or its Subsidiaries;

(vii) Acquire or agree to acquire by merging or consolidating with, or by purchasing any material equity or voting interest in or a material portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material to the business of the Company;

(viii) Sell, lease, license, encumber or otherwise dispose of any properties or assets of the Company except (A) the sale, lease or disposition (other than through licensing) of property or assets which are not material, to the business of the Company and its Subsidiaries or (B) the licenses of Company Products in the ordinary course of business consistent with past practice having a term of less than or equal to twelve (12) months, and having no material support, maintenance or service obligation, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than ninety (90) days notice without material liability or financial obligation to the Company;

(ix) Make any material loans, advances or capital contributions to, or investments in, any other Person, other than loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it made in the ordinary course of business consistent with past practice;

(x)(A) Pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the Financial Statements (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business, (B) cancel any indebtedness, (C) waive or assign any claims or rights of substantial value or (D) waive any benefits of, fail to enforce, or agree to modify in any respect, or consent to any matter with respect to which consent is required under any confidentiality or similar agreements to which the Company or any of its Subsidiaries is a party other than in the ordinary course of business consistent with past practice;

(xi) Except as required by GAAP and concurred in by its independent auditors, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;

(xii) Make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xiii) Except as required by Legal Requirements, Company Benefit Plans or Contracts currently binding on the Company or its Subsidiaries, (A) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance or termination pay to any Employee, (B) make any material increase in or commitment to increase, in any material respect, any benefits provided under any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Restricted Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (D) enter into any employment, severance, termination or indemnification agreement with any Employee or enter into any collective bargaining agreement, or (E) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting the Company from granting Company Options in accordance with clause (B) of Section 4.1(b)(v);

(xiv) Grant any license (including a sublicense) under any material Company Intellectual Property except to end user customers to use Company Products granted in connection with the sale of Company Product to such end user;

(xv) Enter into or renew any Contracts containing any material non-competition, exclusivity or other similar material restrictions on the Company or the Company Business;

(xvi) Materially modify, materially amend or terminate any Company Material Contract, waive, release or assign any material rights or claims thereunder, or enter into any Contract (other than Contracts for the sale of products in the ordinary course of business consistent with past practice), that if it had been entered into prior to the date hereof, would be a Company Material Contract;

(xvii) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its

Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it), other than in connection with the financing of trade payables in the ordinary course of business consistent with past practice; or

(xviii) Authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

ARTICLE V.

ADDITIONAL AGREEMENTS

5.1 Acquisition Proposals.

(a) No Solicitation. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use all reasonable efforts to cause its and its Subsidiaries’ Employees, stockholders, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition Proposal (as defined below); (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions; (iv) approve, endorse or recommend any Acquisition; or (v) enter into any letter of intent or similar document or any contract, agreement, commitment or understanding contemplating any Acquisition Proposal or transaction contemplated thereby. The Company and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues or net income of the Company and its Subsidiaries, in each case taken as a whole, or 15% or more of the aggregate equity interests of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the aggregate equity interests of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the acquisition of 15% or more of the aggregate equity interests or assets of the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

(b) Notification of Unsolicited Acquisition Proposals. As promptly as practicable (but in any event within 24 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, the Company shall, subject to any existing confidentiality obligation with the party making such request or inquiry, provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

5.2 Information Statement. As promptly as practicable after the execution of this Agreement, the Company shall prepare an information statement relating to the solicitation of written consent of the holders of Company Capital Stock to approval and adoption of this Agreement and approval of the Merger (together with any amendments thereof or supplements thereto, the “Information Statement”). Parent shall furnish such information as the Company may reasonably request in connection with the preparation of the Information Statement; provided, however, the Company shall not include any information regarding Parent in the Information Statement, or in any amendment or supplement thereto, without Parent’s prior written consent. The Company shall mail the Information Statement to the holders of Company Capital Stock promptly after it shall have been prepared. The information contained in the Information Statement shall not, at the time the Information Statement (or any amendment thereof or supplement thereto) is first mailed to such holders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Information Statement shall contain the Company Board Recommendation and the Company shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation. The Company shall use commercially reasonable efforts to obtain such written consents from holders of not less than 95% of the outstanding shares of Company Capital Stock.

5.3 Stockholder Approval. The Company shall use reasonable best efforts to obtain the Stockholder Approval within eight (8) hours following the time of execution of this Agreement in compliance with all applicable Legal Requirements.

5.4 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Mutual Confidential Disclosure Agreement dated December 21, 2005 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Confidential Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b) Access to Information. The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, records, personnel, accountants, consultants, legal counsel, investment bankers and other advisors during the period prior to the Effective Time to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any

Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information. With respect to the exchange of competitively sensitive information, including strategic and marketing plans, pricing material and customer specific data, outside antitrust counsel will be consulted prior to the exchange of such information, and such information shall not be exchanged to the extent such counsel advises that such exchange cannot be accomplished in compliance with applicable law. In addition, any information obtained from the Company or any Company Subsidiary pursuant to the access contemplated by this Section 5.4(b) shall be subject to the Confidentiality Agreement.

(c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

5.5 Public Disclosure. Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger, and any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law or any listing agreement with any applicable national or regional securities exchange or market. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

5.6 Regulatory Filings; Reasonable Best Efforts.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use its reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including, without limitation, (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other filing necessary to obtain any Necessary Consent, (iii) filings under any other comparable pre-merger notification forms required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto, and (iv) any filings required under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. Parent, Merger Sub and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings or applications pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements relating to the exchange of information, and subject to the Confidentiality Agreement, each of the Company and Parent shall (i) consult with the other prior to taking a position with respect to any such filing, (ii) permit the other to review and discuss in advance, and consider in good faith, the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement), (iii) coordinate with the other in preparing and exchanging such information and (iv) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby.

(c) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all actions reasonably necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all Necessary Consents, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(e) Action of Divestiture. The parties hereto acknowledge and agree that for purposes of this Section 5.6, “reasonable best efforts” shall not be deemed to include the requirement to agree to any Action of Divestiture necessary to satisfy the closing conditions in Sections 6.1(a) and 6.1(c). For purposes of this Agreement, an “Action of Divestiture” shall mean any divestiture by Parent or the Company, or any Subsidiary or Affiliate thereof, of shares of capital stock or of any business, assets or property of Parent, its Subsidiaries or Affiliates, or of the Company, its Subsidiaries or Affiliates, or the imposition of any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

(f) Financing Cooperation. Subject to applicable Legal Requirements relating to the exchange of information, the Company shall furnish Parent such information concerning itself and its Subsidiaries (including information concerning their respective businesses, operations, products, markets, customers, suppliers and others they have business relations with, in a form that complies with applicable Legal Requirements relating to the exchange of information) and its and its Subsidiaries’ directors, officers and stockholders, stock books and other corporate records, access to files and records of counsel, and such other matters as may be reasonably necessary or advisable in connection with the Financing (including the preparation by Parent of any information memoranda and lender presentations for loan syndication, and any business projections and historical and pro forma financial statements). The Company shall provide, and cause its Subsidiaries and its and their respective employees, officers and advisors to provide, all other information and assistance reasonably requested by Parent in connection with the Financing (including syndication efforts), including for purposes of any road shows, meetings with, presentations to (including participation by members of senior management and advisors of the Company in such meetings and presentations), and due diligence of, lenders and ratings agencies, including with respect to obtaining auditors’ consents and comfort letters, providing access to auditors’ work papers, pledging any capital stock or other collateral, completing perfection certificates as to appropriate jurisdictions for perfection of liens in collateral and related matters providing any required officer’s certificate in connection with the closing of the Financing, providing the assistance of management in reviewing financing documents and providing such information as may be reasonably necessary for purposes of assisting Parent in preparing disclosure schedules so that the related representations and warranties in the Financings documents are true and correct in all material respects.

5.7 Employee Benefits.

(a) Service Credit; Eligibility. Following the Effective Time, Parent shall arrange for each participant in the Company Benefit Plans (including all dependents) (the “Company Participants”) who becomes an employee of Parent, any Parent subsidiary or the Surviving Corporation (or a dependent of such employee) to be eligible for the same employee benefits as those received by Parent employees with similar positions and responsibilities; provided that, such employees shall not, solely by virtue of this Section 5.7, be entitled to receive equity incentive awards upon commencing employment with Parent. Each Company Participant shall be given service credit for all purposes, including for eligibility to participate (provided that no retroactive contributions will be required), eligibility for vesting under Parent employee benefit plans (other than any equity related plans) and arrangements with respect to his or her length of service with the Company (and its subsidiaries and predecessors) prior to the Closing Date. Parent shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Parent employee benefit plans and arrangements to be waived with respect to such Company Participants and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year which includes the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent employee benefit plans or arrangements in which they are eligible to participate after the Closing Date.

(b) Parent ESPP. Parent agrees that, from and after the Closing Date, employees of the Company and its Subsidiaries who become employees of Parent, any of its subsidiaries or the Surviving Corporation may participate in the employee stock purchase plan sponsored by Parent (the “Parent ESPP”), subject to the terms and conditions of the Parent ESPP, and that service with the Company shall be treated as service with Parent or its subsidiaries for determining eligibility of the Company’s employees under the Parent ESPP.

(c) No Third Party Rights. Parent and the Company acknowledge and agree that all provisions contained in this Section 5.7 with respect to employees are included for the sole benefit of the respective parties and shall not create any right in any other Person, including, without limitation, any Employees under any Company Benefit Plan or any beneficiary thereof or any right to continued employment with Parent, the Company or any Subsidiary of Parent or the Company, nor shall require Parent or any Subsidiary of Parent to continue or amend any particular benefit plan after the Closing Date for any employee or former employee of the Company, and any such plan may be amended or terminated in accordance with its terms and applicable Legal Requirements.

(d) 83(b) Election. The Company agrees that, at or prior to the Closing, it shall deliver to the Parent true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession with respect to any Company Restricted Stock.

(e) Company Employee Benefit Plans and 401(k) Plan. The Company agrees that, unless otherwise requested by Parent in writing no less than ten (10) business days prior to the Closing Date, at or prior to the Closing, it shall deliver to Parent a true, correct and complete copy of resolutions adopted by the Company Board, authorizing the termination of the Company’s 401(k) Plan.

(f) Option Acceleration. The Company agrees that at or prior to the Closing, it shall deliver to Parent a true, correct and complete copy of resolutions duly adopted by the Company Board, certified by the Secretary of the Company, authorizing that the following shall occur immediately prior to the Effective Time:

(i) Except with respect to the Company Options set forth on Schedule 5.7(f)(i), which shall be accelerated as set forth on Schedule 5.7(f)(i), each Company Option shall, immediately prior to the Effective Time, become vested to the extent necessary so that (A) with respect to each Company Option with a vesting commencement date less than one year prior to the Effective Time, fifty percent (50%) of the total shares of Company Common Stock subject to such Company Option are vested; (B) with respect to each Company Option with a vesting commencement date one year or more prior to the Effective Time, seventy-five percent (75%) of the total shares of Company Common Stock subject to such Company Option are vested, and (C) with respect to each Company Option which is subject to a written agreement between the Company and the holder of such Company Option that provides for vesting in excess of that provided in the foregoing subsections (A) and (B) upon a change in control of the Company, at least the number of shares of Company Common Stock subject to such Company Option that would have become vested upon a change in control of the Company pursuant to such agreement are vested and (D) at least fifty percent (50%) of the total remaining unvested Company Options after giving effect to clauses (A) and (B) above, in each case, as of immediately prior to the Effective Time.

(ii) Except with respect to the shares of Company Common Stock set forth on Schedule 5.7(f)(ii), which shall be accelerated as set forth on Schedule 5.7(f)(ii), shares of Company Common Stock which have been issued pursuant to the exercise of an option granted under the Company Option Plan prior to such option vesting which, immediately prior to the Effective Time, remain subject to vesting and transfer or other restrictions (“Company Restricted Stock”) shall, immediately prior to the Effective Time, become vested and the restrictions thereof lapse to the extent necessary so that (A) with respect to Company Restricted Stock acquired with respect to each such option with a vesting commencement date less than one year prior to the Effective Time, at least fifty percent (50%) of the total shares of Company Restricted Stock acquired prior to any exercise thereof are vested and no longer subject to such restrictions, (B) with respect to Company Restricted Stock acquired with respect to each such option with a vesting commencement date one year or more prior to the Effective Time, at least seventy-five percent (75%) of the total shares of Company Restricted Stock acquired prior to any exercise thereof are vested and no longer subject to such restrictions, (C) with respect to Company Restricted Stock acquired with respect to each such option which is subject to a written agreement between the Company and the holder of such Company Restricted Stock that provides for vesting in excess of that provided in subsections (A) and (B) upon a change in control of the Company, at least the number of shares of Company Restricted Stock that would have become vested upon a change in control of the Company pursuant to such agreement are vested, and (D) at least fifty percent (50%) of the total remaining unvested shares of Company Restricted Stock are vested, after giving effect to clauses (A) and (B) above, in each case, as of immediately prior to the Effective Time. The cash payable under Section 1.6(a) with respect to each share of Company Restricted Stock which, immediately prior to the Effective Time, after giving effect to the preceding sentence, remains subject to vesting and transfer or other restrictions (together with the unvested Cash Payment Rights represented by the unvested Option Shares as of the Effective Time (after giving effect to the acceleration of vesting set forth in Section 5.7(f)(i)), “Management Shares”) shall be paid into escrow pursuant to the terms of the Management Escrow Agreement. No holder of any Management Shares shall have any right to any Deferred Payment with respect to any such shares unless and until the cash payable under Section 1.6(a) with respect to such shares shall have vested.

5.8 Indemnification.

(a) For the period of six (6) years following the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes, prior to the Effective Time, an officer, director or employee of the Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement, in each case to the extent actually and reasonably incurred with the approval of the indemnifying party, which approval shall not be unreasonably withheld or delayed (the “Company Indemnified Liabilities”) of or in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after the Effective Time and all Company Indemnified Liabilities based on, or relating to this Agreement or the transactions contemplated hereby (to the extent that such losses, claims, damages, costs, expenses, liabilities or judgments or amounts arose from or are related to this Agreement or the transactions contemplated hereby), in each case to the full extent a corporation is permitted by Section 145 of the DGCL to indemnify its own directors, officers and employees (the “Company Indemnified Proceedings”). In the event any Company Indemnified Party is or becomes involved in any Company Indemnified Proceeding, Parent shall, or shall cause the Surviving Corporation to, pay expenses in advance of the final disposition of any such Company Indemnified Proceeding to each Company Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 145 of the DGCL. Subject to the foregoing, in the event any such Company Indemnified Proceeding is brought against any Company Indemnified Party, (i) the Company Indemnified Parties may retain counsel of their choosing, who shall be reasonably acceptable to Parent, (ii) Parent shall, or shall cause the Surviving Corporation to, pay all reasonable and documented fees and expenses of one counsel for all of the Company Indemnified Parties with respect to each such Company Indemnified Proceeding unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Company Indemnified Parties, in which case Parent shall pay the fees of such additional counsel required by such conflict, promptly as statements therefor are received; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld or delayed. Any Company Indemnified Party wishing to claim indemnification under this Section 5.8(a) upon becoming aware of any such Company Indemnified Proceeding shall promptly notify Parent and the Surviving Corporation (but the failure to so notify Parent or the Surviving Corporation shall not relieve Parent or the

Surviving Corporation from any liability it may have under this Section 5.8(a) except to the extent such failure prejudices Parent or the Surviving Corporation), and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145 of the DGCL.

(b) For a period of six (6) years following the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and the Company Indemnified Parties, subject to applicable law. For a period of six (6) years following the Effective Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Company Indemnified Parties.

(c) For six (6) years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance covering those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company; provided, however, neither Parent nor the Surviving Corporation shall be required to pay an annual premium for the (“D&O Insurance”) in excess of 200% of the annual premium currently paid by the Company; provided, further, if such coverage cannot be obtained for such amounts, Parent shall provide the maximum amount of coverage as may be obtained for such amounts. In lieu of the foregoing, Parent may obtain, or request that the Company obtain at Parent’s expense, from such insurance carrier extended reporting period coverage under the Company’s existing officers’ and directors’ insurance policies.

(d) This Section 5.8 is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.8.

5.9 Certain Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes. Parent shall prepare or cause to be prepared and timely file all Tax Returns of the Company for Pre-Closing Tax Periods that are filed after the Closing Date and, subject to the Company Stockholders’ indemnification obligations hereunder, shall pay all Taxes due with respect to such Tax Returns. Parent shall permit the Stockholders’ Representative to review and comment on each material Tax Return prior to filing.

(b) Cooperation on Tax Matters. Parent, the Company, and the Company Stockholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Action or other proceeding with respect to Taxes.

(c) Tax Claims. If, subsequent to the Closing, any of Parent, the Company or the Company Stockholders receives notice of a claim by any Governmental Entity, that, if successful, might result in an indemnity payment hereunder (a “Tax Claim”), then within fifteen (15) days after receipt of such notice, the party receiving such notice shall give written notice of such Tax Claim to the other parties. Parent shall have the right to control the conduct and resolution of any such Tax Claim relating to a Tax Period ending on or prior to the Closing Date; provided, however, that if the resolution of any such Tax Claim (or any portion thereof) may affect the Taxes of the Company for a Pre-Closing Tax Period, then the Stockholders’ Representative and Parent shall jointly control the conduct and resolution of such Tax Claim (or portion thereof). The Stockholders’ Representative and Parent shall jointly control the conduct and resolution of any Tax Claim relating to a Straddle Period as defined in Section 7.1. If the Company Stockholders elect not to participate in the conduct and resolution of any Tax Claim relating to a Pre-Closing Tax Period or a Straddle Period, the Stockholders’ Representative shall notify Parent in writing and Parent shall have the right to control the conduct and resolution of such Tax Claim; provided, however, that Parent shall keep the Stockholders’ Representative informed of all developments on a timely basis and Parent shall not resolve such Tax Claim in a manner that could reasonably be expected to have an adverse impact on the Indemnifying Parties’ indemnification obligations under this Agreement without the written consent of the Stockholders’ Representative, which shall not be unreasonably withheld. Each party shall bear its own costs incurred in participating in any proceeding relating to any Tax Claim.

(d) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Company Stockholders when due, and the Company Stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable law, Parent will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation. The Company Stockholders shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by the Company Stockholders.

(e) Characterization of Payments. Any payments made to any Parent Indemnified Party pursuant to this Agreement shall constitute an adjustment of the consideration paid for the Company Common Stock for Tax purposes and shall be treated as such by the parties hereto on their Tax Returns to the extent permitted by law.

(f) Parachute Payment Waivers. The Company shall use commercially reasonable efforts to obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 5.9(g), a Parachute Payment Waiver, in substantially the form attached hereto as Exhibit C (“Parachute Payment Waiver”), from each Person who the Company reasonably believes is, with respect to the Company, and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 5.9(g), and who might otherwise have, receive or have the right or entitlement to receive a “parachute payment” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.9(g).

(g) Section 280G of the Code. If the Company is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code if the shareholder approval requirements of Section 280G(b)(5)(B) are not satisfied and if that shareholder approval has not already been obtained, the Company agrees that it shall cooperate and assist Parent in obtaining the requisite shareholder approval described in Section 280G(b)(5)(B) of the Code, Parent agrees that it shall cooperate and assist the Company in obtaining such shareholder approval and the Company agrees that it shall use commercially reasonably efforts to obtain such shareholder approval promptly after the date hereof and in any event prior to the date on which the transactions contemplated by this Agreement are consummated.

5.10 Third Party Consents. Except for the Necessary Consents, Parent acknowledges that certain consents and waivers with respect to the Merger may be required from parties to Contracts to which the Company is a party and that such consents and waivers have not been obtained. Parent agrees that the Company and its Affiliates shall not have any liability whatsoever to Parent arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the Merger or because of the termination of any Contract as a result thereof; provided, however, the foregoing shall not be deemed to modify any of the Company’s representations and warranties in Article II or any liability of the Company and its Affiliates for any breach or violations thereof. Prior to the Closing, the Company shall cooperate with Parent, upon the request of Parent, in any reasonable manner in connection with Parent obtaining any such consents and waivers and providing any required notices; provided that such cooperation shall not include any requirement of the Company or any of its Affiliates to expend money, commence, defend or participate in any litigation or offer or grant any material accommodation (financial or otherwise) to any third Person.

5.11 Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the merger with and into the Company pursuant to this Agreement.

5.12 Termination of Credit Facility. The Company shall cause the outstanding balances under the Loan and Security Agreement, by and between the Company and Silicon Valley Bank, dated April 24, 2006 (the “Credit Facility”) to be repaid and terminated, and shall cause Silicon Valley Bank to agree to remove all related liens and security interests, at or prior to Closing.

ARTICLE VI.

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the Company’s stockholders in accordance with applicable Legal Requirements and the Company Charter Documents.

(b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which (i) is in effect and (ii) has the effect of making the Merger illegal.

(c) Antitrust Approvals. The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early, all foreign antitrust approvals listed on Schedule 6.1(c) hereto shall have been obtained, and all other consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent from any Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the Merger, other than any Governmental Consents from such other Governmental Entities the failure of which to make or obtain would not have a Material Adverse Effect on Parent or the Company.

6.2 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or Material Adverse Effect). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

(c) Management Escrow Agreement. Parent and an escrow agent reasonably acceptable to the Company shall have entered into a Management Escrow Agreement, on terms and conditions substantially in accordance with Exhibit A.

(d) Material Adverse Effect on Parent. Since the date hereof, there shall not have been any effect, change or development that, individually or in the aggregate with other such effects, changes or developments, has had a Material Adverse Effect on Parent.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except, in each case or in the aggregate, as does not constitute a Material Adverse Effect on the Company at the Closing Date (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or Material Adverse Effect). Parent and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, except for those covenants and agreements contained in Section 1.6(f), Section 5.7(e), the introductory language in Section 5.7(f), and Section 5.12 which the Company shall have complied with in all respects, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

(c) Termination of Agreements. Those agreements listed on Schedule 6.3(d) shall have been terminated.

(d) Material Adverse Effect on the Company. Since the date hereof, there shall not have been any effect, change or development that, individually or in the aggregate with other such effects, changes or developments, has had a Material Adverse Effect on the Company.

(e) Opinion of Legal Counsel. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation in the form attached as Exhibit D.

(f) Director Resignations. All of the members of the Board of Directors of the Company shall have resigned, effective as of at or prior to Closing, and Parent shall have received their signed resignation letters.

(g) FIRPTA Certificate. The Company shall deliver to Parent a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such form of notice to the Internal Revenue Service on behalf of the Company upon the Closing of the Merger.

(h) Employee in Good Standing. Kevin Sidow (i) shall remain an employee in good standing at the Company (except in the case of Mr. Sidow’s death or disability) and (ii) shall not have given formal notice or indicated an intention in writing to discontinue employment with the Company prior to the Closing or with Parent after the Closing.

ARTICLE VII.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW

7.1 Definitions. For purposes of this Agreement, the following terms shall have the following the definitions.

“Action” means any action, order, writ, injunction, judgment or decree outstanding, or claim, suit, litigation, proceeding, arbitration or mediation.

“Closing Expenses” means the aggregate amount of (x) all fees of financial advisors and (y) all fees and expenses of legal advisors and expenses of financial advisors of the Company incurred after November 1, 2006, in connection with the transactions contemplated hereby or the Company’s initial public offering.

“Company Stockholder” shall mean a holder of Company Capital Stock or the Option Shares as of immediately prior to the Effective Time.

“Indemnification Termination Date” shall mean the date that is twelve (12) months following the Closing Date.

“Indemnified Parties” shall mean Parent, Parent’s direct and indirect subsidiaries, and their respective officers, directors, employees, stockholders and agents.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“Losses” shall mean all losses, liabilities, damages, deficiencies, costs and expenses (including reasonable attorneys’ fees and expenses).

“Merger Consideration” shall mean $525,000,000.00, less the amount, if any, by which Closing Expenses exceed $10,000,000.

“Officer’s Certificate” shall mean a certificate signed by any officer of Parent: (i) stating that an Indemnified Party has paid, sustained or incurred Losses and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained or incurred, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

“Outstanding Shares” shall mean the aggregate number of shares of Company Common Stock, Company Preferred Stock (on an as converted to Company Common Stock basis) and Option Shares outstanding as of immediately prior to the Effective Time.

“Per Share Consideration” shall mean the Merger Consideration, plus the aggregate exercise prices of the Option Shares, divided by the Outstanding Shares, rounded to four decimal places.

“Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Pro Rata Portion”, with respect to each Company Stockholder, shall mean the quotient obtained by dividing (x) the sum of (1) the number of shares of Company Capital Stock held by such Company Stockholder, and (2) the number of Option Shares held by such Company Stockholder as of immediately prior to the Effective Time by (y) the sum of (1) the aggregate number of shares of Company Capital Stock held by all Company Stockholders, and (2) the aggregate number of Option Shares held by all Company Stockholders as of immediately prior to the Effective Time.

“Representative Reimbursement Amount” shall mean $300,000.

“Straddle Period” means any Tax Period beginning before the Closing Date and ending after the Closing Date.

“Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

7.2 Survival of Representations and Warranties. All representations and warranties of the Company contained in this Agreement shall survive the consummation of the Merger and continue until the Indemnification Termination Date, after which time such representations and warranties shall terminate.

7.3 Representative Reimbursement Amount Deposit. Promptly following the Closing, and without any act of any Company Stockholder, Parent shall deposit the Representative Reimbursement Amount with the Stockholders’ Representative (as defined in Section 7.7(a)), to be held by the Stockholders’ Representative for the payment of expenses incurred by the Stockholders’ Representative in performing its duties pursuant to this Agreement. For purposes of determining the reduction in the amount of Merger Consideration payable to each Company Stockholder pursuant to Section 1.6(a) or Section 1.6(d), as applicable, Parent will be deemed to have contributed with respect to each Company Stockholder, his, her or its Pro Rata Portion of the Representative Reimbursement Amount for retention by the Stockholders’ Representative. Any of the Representative Reimbursement Amount originally deposited with the Stockholders’ Representative at the Closing that has not been validly retained by the Stockholders’ Representative pursuant to the terms of this Agreement on or prior to the end of the period in which the Indemnified Parties may make claims for indemnification pursuant to Section 7.4(a) or, if later, the date on which all indemnification claims of the Indemnified Parties outstanding at the end of such period have been discharged in full, shall be returned by the Stockholders’ Representative (x) if on or prior to the fifteen month anniversary of the Closing Date, to the Exchange Agent for distribution by the Exchange Agent to the Company Stockholders, or (y) if thereafter, to the Company Stockholders, pro rata based on their respective rights to participate in receipt of the remaining funds, if any. Notwithstanding the delivery of any remaining portion of the Representative Reimbursement Amount to the Exchange Agent, such remaining portion shall not be available to satisfy any indemnification or other obligations to Parent hereunder.

7.4 Set-Off From Earnout Amount.

(a) The Earnout Amount shall be available to compensate each of the Indemnified Parties for any Losses suffered or incurred by each such Indemnified Party resulting from (i) any breach of any representation or warranty of the Company contained in Article II of this Agreement (as modified by the Company Disclosure Letter), (ii) any failure by the Company to perform or comply with any covenant or agreement of the Company contained in this Agreement prior to the Closing Date, (iii) any inaccuracy in the information contained in the Closing Certificate and (iv) the amount paid with respect to each Dissenting Share that exceeds the amount that would have been payable with respect to such Dissenting Share, were such share not a Dissenting Share (after taking into account any set-off pursuant to this Article VII).

(b) Notwithstanding anything to the contrary contained herein, the Earnout Amount shall not be available to compensate any of the Indemnified Parties for any Losses under Section 7.4(a)(i), and no Indemnified Party shall be entitled to recover from the Earnout Amount, unless and until the Indemnified Parties have incurred Losses in excess of $3,000,000 in the aggregate (the “Deductible Amount”), and with respect to any given claim for Losses, such claim is individually in excess of $35,000 (the “Threshold Amount”), after which the Earnout Amount, subject to the terms of this Article VII, shall be available to compensate each of the Indemnified Parties for any Losses, and, subject to the terms of this Article VII, the Indemnified Parties shall be entitled to seek recovery for such Losses that are in excess of the Deductible Amount in the aggregate and the Threshold Amount individually; provided, however, the limitations in this Section 7.4(b) shall not apply with respect to those representations and warranties contained in Sections 2.2, 2.3(a) and 2.12, and the Threshold Amount shall not apply with respect to those representations and warranties contained in Section 2.2. In no event shall the aggregate indemnification available to the Indemnified Parties under this Agreement exceed five percent (5%) of the sum of the Merger Consideration and the Total Earnout Amount, except in the case of fraud.

(c) Notwithstanding anything to the contrary contained herein: (i) no claim for Loss related to or arising from (A) the value or condition of any Tax asset of the Company or its Subsidiaries or (B) the ability of Parent, the Surviving Corporation or their affiliates to utilize such Tax asset following the Effective Time, shall be subject to a claim for recovery by any Indemnified Party hereunder; (ii) any Losses recoverable from the Earnout Amount hereunder shall be reduced in amount by any insurance proceeds that may be realized by any Indemnified Party, and Parent and the Indemnified Parties shall, as a condition to receiving any amounts from the Earnout Amount or otherwise seeking recovery hereunder, use all reasonable efforts to realize such benefits or proceeds; and (iii) if the amount of any Losses recoverable from the Earnout Amount hereunder gives rise to a reduction in the Tax liability of the Indemnified Party making the claim (a “Tax Benefit”) or an increase in the Tax liability of the Indemnified Party making the claim (a “Tax Detriment”), then the indemnification payment shall be reduced by the amount of the cumulative net Tax Benefit and/or increased by the amount of the cumulative net Tax Detriment actually realized by the Indemnified Party on its Tax Returns from the incurrence or payment of such Losses. For purposes of the foregoing sentence, (A) the Indemnified Party shall be deemed to have “actually realized” a net Tax Benefit to the extent that the amount of Taxes payable by the Indemnified Party as shown on the Indemnified Party’s Tax Return for the year in which the Losses are incurred, any year to which a deduction or loss attributable to such Losses is carried back, or any of the three (3) succeeding Tax years thereafter, is reduced below the amount of Taxes that the Indemnified Party would have been required to pay but for the incurrence or payment of such Losses, and (B) the Indemnified Party shall be deemed to have “actually realized” a net Tax Detriment to the extent that the amount of Taxes payable by the Indemnified Party as shown on the Indemnified Party’s Tax Return for the year in which the Losses are incurred or any of the five (5) succeeding Tax years thereafter is increased over the amount of Taxes that the Indemnified Party would have been required to pay but for the incurrence or payment of such Losses. If the cumulative Tax Benefit or Tax Detriment is actually realized in a year other than that in which the indemnification payment is made, the Indemnified Party shall pay the amount of the cumulative net Tax Benefit to the indemnifying party, or the indemnifying party shall pay the amount of the cumulative net Tax Detriment to the Indemnified Party, as the case may be, within 30 days of the filing of the Tax Return in which the net Tax Benefit or net Tax Detriment is actually realized. If the Indemnified Party has other losses, deductions, credits or similar items available to it, the losses, deductions, credits or similar items attributable to the incurrence or payment of the Losses shall be treated as the last items utilized to produce a net Tax Benefit. Notwithstanding the foregoing, if, as a result of a “final determination” within the meaning of Section 1313(a) of the Internal Revenue Code, the amount of any such net Tax Benefit is decreased or the amount of any such net Tax Detriment is increased, then the Indemnified Party or the indemnifying party, as the case may be, shall pay to the other party an amount such that the aggregate amount paid to the other party equals the amount that would have been paid had the result of the “final determination” been taken into account in the original calculation of the amount of net Tax Benefit or net Tax Detriment resulting from the incurrence of the Losses.

(d) No Losses shall be recoverable hereunder that constitute punitive, incidental, indirect or special damages, except in the event of an intentional breach of this Agreement or fraud.

(e) All claims for recovery for any Loss or Losses from the Earnout Amount under this Agreement shall be made pursuant to and in accordance with, and be governed by the terms of, this Agreement.

7.5 Exclusive Remedy. Except in the event of fraud, (a) set-off from the Earnout Amount in an amount not to exceed five percent (5%) of the sum of the Merger Consideration and the Total Earnout Amount shall be the sole and exclusive remedy of the Indemnified Parties for any Losses incurred by any Indemnified Party, and (b) no Company Stockholder shall be liable to Parent, the Surviving Corporation or any Indemnified Party for any damages or other remedies arising out of, in connection with or related to this Agreement or the transactions contemplated hereby or any representation, warranty, covenant or agreement contained herein.

7.6 Distribution of Earnout Amount. Upon the First Deferred Payment Date, there shall be set-off from the Initial Deferred Payment an amount, which, in the reasonable judgment of Parent, subject to the objection of the Stockholders’ Representative and the subsequent litigation of the claim in the manner provided in Section 7.10, is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Stockholders’ Representative on or prior to the earlier of the Indemnification Termination Date and the First Deferred Payment Date; provided, however, that such amount shall not exceed five percent (5%) of the sum of (x) the Merger Consideration and (y) the First Earnout Amount, and any such excess for which no set-off is made shall, subject to the limitations in Section 7.4(b), be eligible for set-off against the Final Deferred Payment. As soon as all such claims have been resolved, Parent shall deliver the remaining portion of the Initial Deferred Payment, if any, not required to satisfy such claims to the Company Stockholders. Upon the Second Deferred Payment Date, the Final Deferred Payment shall promptly be delivered to the Company Stockholders; provided, however, that there shall be set-off from the Final Deferred Payment an amount, which, in the reasonable judgment of Parent, subject to the objection of the Stockholders’ Representative and the subsequent litigation of the claim in the manner provided in Section 7.10, is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Stockholders’ Representative on or prior to the earlier of the

Indemnification Termination Date and the Final Deferred Payment Date (including any amount provided for in the proviso to the first sentence of this Section 7.6); provided, however, that such amount, together with all amounts set-off with respect to resolved claims pursuant to this Section 7.6, shall not exceed five percent (5%) of the sum of (x) the Merger Consideration and (y) the Total Earnout Amount. As soon as all such claims have been resolved, Parent shall deliver the remaining portion of the Second Earnout Amount not required to satisfy such claims by Indemnified Parties hereunder to the Company Stockholders at such time that any such claims are resolved. Deliveries to the Company Stockholders pursuant to this Section 7.6 shall be made in proportion to their respective Pro Rata Portion of the amount distributed, with each amount rounded to the nearest whole cent ($0.01).

7.7 Stockholders’ Representative.

(a) By virtue of the approval and adoption of this Agreement by the requisite consent of the Company Stockholders, each of the Company Stockholders (other than such Company Stockholders, if any, who have perfected dissenters’ or appraisal rights under Delaware or the applicable laws of the State of California) shall be deemed to have agreed to appoint Philip M. Young as its agent and attorney-in-fact (the “Stockholders’ Representative”) for and on behalf of the Stockholders to give and receive notices and communications, to authorize payment to any Indemnified Party from the Earnout Amount in satisfaction of claims by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any Company Stockholder or by any such Company Stockholder against any Indemnified Party or any dispute between any Indemnified Party and any such Stockholder, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Company Stockholders with the right to a majority of the Pro Rata Portions of the Earnout Amount; provided, however, that the Stockholders’ Representative may not be removed unless holders of a two-thirds interest of the Earnout Amount agree to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, the Stockholders’ Representative may resign at any time by providing written notice of intent to resign to the Company Stockholders, which resignation shall be effective upon the earlier of (A) thirty (30) calendar days following delivery of such written notice or (B) the appointment of a successor by the holders of a majority in interest of the Earnout Amount. No bond shall be required of the Stockholders’ Representative, and the Stockholders’ Representative shall not receive any compensation for its services.

(b) The Stockholders’ Representative shall not be liable to the Company Stockholders for any act done or omitted hereunder as Stockholders’ Representative while acting in good faith and in the exercise of reasonable judgment, even if such act or omission constitutes negligence on the part of such Stockholders’ Representative. The

Stockholders’ Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Stockholders’ Representative may engage attorneys, accountants and other professionals and experts. The Stockholders’ Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Stockholders’ Representative based on such reliance shall be deemed conclusively to have been taken in good faith and in the exercise of reasonable judgment. The Company Stockholders shall indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless against any loss, liability or expense incurred on the part of the Stockholders’ Representative (so long as the Stockholders’ Representative was acting in good faith in connection therewith) and arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholders’ Representative (“Stockholders’ Representative Expenses”). The Stockholders’ Representative shall have the right to retain Stockholders’ Representative Expenses from the Representative Reimbursement Amount prior to any distribution to the Company Stockholders. A decision, act, consent or instruction of the Stockholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to Sections 8.4 or 8.5 hereof, shall constitute a decision of the Company Stockholders and shall be final, binding and conclusive upon the Company Stockholders.

(c) The Indemnified Parties shall be entitled to rely conclusively on the instructions and decisions of the Stockholders’ Representative with respect to the indemnification obligations of the Company Stockholders under this Article VII, including the defense or settlement of any claims or the making of payments with respect thereto, or as to any other actions required or permitted to be taken by the Stockholders’ Representative hereunder (including any amendment or waiver under Sections 8.4 and 8.5).

7.8 Third-Party Claims. In the event that an Indemnified Party becomes aware of a third party claim (a “Third Party Claim”) that the Indemnified Party reasonably believes may result in a demand for indemnification pursuant to this Article VII, Parent shall promptly notify the Stockholders’ Representative of such claim; provided, however, the failure of Parent to so give notice shall not relieve the Company Stockholders of their obligations under this Article VII, except to the extent that such failure has materially prejudiced the rights of the Company Stockholders. The Stockholders’ Representative may, at his or her election, undertake and conduct the defense of such Third Party Claim through counsel reasonably acceptable to the Indemnified Party, if the Stockholders’ Representative delivers notice to Parent and the Indemnified Party within thirty (30) calendar days after receipt of notice of the Third Party Claim, which notice shall specify that the Third Party Claim is one for which such Indemnified Party is entitled to indemnification pursuant to this Article VII; provided, however, the Stockholder Representative shall have no right to undertake and conduct the defense of such Third Party Claim if (a) any Losses in respect of such Third Party Claim are reasonably likely to exceed five percent (5%) of the sum of the Merger Consideration and the Total Earnout Amount, reduced by a reasonable estimate of the amount of all pending claims, or (b) it seeks as a remedy the imposition of an equitable remedy. Parent shall be entitled to participate in, but not to determine or conduct, the defense of any Third Party Claim that Stockholders’ Representative elects to undertake and conduct pursuant to this Section 7.8. The Stockholders’ Representative shall not, without the prior written consent of the Indemnified Party, (i) enter into any settlement or compromise of such Third Party Claim that does not include as an unconditional term thereof the giving by the Person(s) asserting such claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim, or (ii) settle or compromise any Third Party Claim if the settlement or compromise imposes equitable remedies or material obligations on the Indemnified Party other than financial obligations for which such Indemnified Party will be indemnified hereunder, or in any way restricts or adversely affects the future conduct or activity of the Indemnified Parties. If the Stockholders’ Representative does not so elect to undertake and conduct the defense of such Third Party Claim in accordance with the provisions of this Section 7.8, Parent shall undertake the defense of and use all reasonable efforts to defend such claim and shall keep the Stockholders’ Representative reasonably apprised of the status thereof; provided however, that Parent shall have the right in its reasonable discretion to settle any such claim; provided, further, that except with the consent of the Stockholders’ Representative, no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter.

7.9 No Other Representations and Warranties.

(a) Each of the Parent and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its businesses and operations, and Parent and Merger Sub have been furnished with or given full access to such information about the Company and its businesses and operations as they requested. In connection with Parent’s and Merger Sub’s investigation of the Company and its businesses and operations, Parent, Merger Sub and their respective representatives have received from the Company or its representatives, certain projections and other forecasts for the Company and certain estimates, plans and budget information. Parent and Merger Sub acknowledge and agree that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; (ii) Parent and Merger Sub are familiar with such uncertainties; and (iii) Parent and Merger Sub are taking full responsibility for making their own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives.

(b) Without limiting the generality of the foregoing, the Indemnified Parties shall have no claim or right to recovery pursuant to this Article VII or otherwise, and none of the Indemnified Parties or any other person shall have or be subject to any liability to Merger Sub, Parent, the Indemnified Parties or any other person, with respect to (i) any information, documents or materials furnished, delivered or made available by the Company or its Affiliates, officers, directors, employees, agents or advisors to Parent or Merger Sub, in certain “data rooms”, management presentations or any other form in contemplation of the transactions contemplated hereby or (ii) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or Affiliates.

7.10 Resolution of Claims.

(a) In the case of any claim or claims for Losses (each a “Claim”) specified in an Officer’s Certificate pursuant to Section 7.6, the Stockholders’ Representative shall have thirty (30) calendar days after delivery of such Officer’s Certificate to deliver written notice (an “Objection Notice”) of objection to Parent, which shall state in reasonable detail the basis for such objection. If the Stockholders’ Representative shall fail to deliver an Objection Notice within such 30-day period, such Claim and such Losses shall be deemed to be final, binding and conclusive and Parent shall be entitled to retain the amount thereof from the Earnout Amount. If the Stockholders’ Representative shall timely deliver an Objection Notice, the Stockholders’ Representative and the Indemnified Party shall attempt in good faith for thirty (30) calendar days to agree upon the rights of the respective parties with respect to each of such claims. Any resolution by such Indemnified Party and the Stockholders’ Representative during such period will be final, binding and conclusive.

(b) If no such agreement can be reached after good faith negotiation, either the Indemnified Party or the Stockholders’ Representative may bring suit in the State courts of California and to the jurisdiction of the United States District Court for Northern District of California. Upon final nonappealable judicial resolution of such Claim and such Losses, Parent shall be entitled to retain the amount thereof from the Earnout Amount.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company:

(a) by Parent, if the Stockholder Approval is not obtained by the Company within eight (8) hours following the time of execution of this Agreement;

(b) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(c) by either the Company or Parent if the Merger shall not have been consummated before the 90th day following the date hereof (the “End Date”); provided, however, that either party may extend the End Date by ninety (90) days in the event that the condition set forth in Section 6.1(b) has not then been satisfied; provided, further, that the right to terminate this Agreement or extend the End Date under this Section 8.1(c) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(d) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(e) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(e) prior to thirty (30) days following the receipt of written notice from the Company to Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by Parent is cured so that such conditions would then be satisfied); or

(f) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(f) prior to (30) days following the receipt of written notice from Parent to the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if it shall have materially breached this Agreement or if such breach by the Company is cured so that such conditions would then be satisfied).

8.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.4(a), this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement occurring prior to such termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors (“Transaction Costs”), shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

8.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval and adoption of this Agreement by the stockholders of the Company, provided that after approval and adoption of this Agreement by the stockholders of the Company, no amendment shall be made which by applicable Legal Requirements requires further approval by the stockholders of the Company without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

8.5 Extension; Waiver. At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or telefacsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent or Merger Sub, to:

Kyphon Inc.

1221 Crossman Avenue

Sunnyvale, California 94089

Attention: General Counsel

Telephone No.: (408) 548-6661

Telecopy No.: (408) 222-5908

With	a copy to Latham

with	a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94043

Attention:      Robert A. Koenig, Esq.

                      Nicholas O’Keefe, Esq.

Telephone: (650) 328-4600

Telecopy No: (650) 463-2600

(b)	if to the Company, to:

St. Francis Medical Technologies, Inc.

1201 Marina Village Parkway, Suite 200

Alameda, CA 94501

Attention: Chief Executive Officer

Telephone No.: (510) 337-2600

Telecopy No.: (510) 337-2698

with	a copy to:

St. Francis Medical Technologies, Inc.

1201 Marina Village Parkway, Suite 200

Alameda, CA 94501

Attention: Christopher D. Mitchell, General Counsel

Telephone No.: (650) 703-7549

Telecopy No.: (650) 839-8648

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Mark L. Reinstra, Esq.

Telephone No.: (650) 493-9300

Telecopy No.: (650) 493-6811

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, California 94110

Attention: Robert T. Ishii, Esq.

Telephone No.: (415) 947-2000

Telecopy No.: (415) 947-2099

9.2	Interpretation; Knowledge.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all such entity and its Subsidiaries, taken as a whole. An exception or disclosure made in Company Disclosure Letter with regard to a representation of the Company, or in the Parent Disclosure Letter with regard to a representation of Parent or Merger Sub, shall be deemed made with respect to any other representation by such party to which such exception or disclosure is reasonably apparent.

(b) For purposes of this Agreement, the term “Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.

(c) For purposes of this Agreement, the term “Knowledge” means (i) with respect to the Company, with respect to any matter in question, the actual knowledge of Kevin K. Sidow (Chief Executive Officer), Michael A. Bates (Chief Financial Officer), T. Yvonne Lysakowski (Vice President, Regulatory, Clinical Affairs and Quality Assurance), Christine Barcelos (Director Administration and Human Resources), Scott A. Yerby (Vice President, Research and Development) and Mary Corkins (Director, Health Reimbursement); and (ii) with respect to Parent, with respect to any matter in question, the actual knowledge of the Chief Executive Officer, Director of Intellectual Property, Chief Financial Officer and General Counsel of Parent.

(d) For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means a change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with other such changes, effects, events, occurrences, states of facts or developments, is or is reasonably expected to be both material and adverse with respect to the financial condition, business, operations and results of operations of such entity taken as a whole together with its Subsidiaries or prevent, materially delay or materially impair the ability of such entity to consummate the transactions contemplated by this Agreement; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (i) any change or effect that is required pursuant to the terms and conditions of this Agreement, (ii) any change or effect that results from changes affecting any of the industries in which such entity operates generally or the United States or worldwide economy generally (which changes in each case do not disproportionately affect such entity in any material respect); (iii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (iv) failure to meet internal forecasts or financial projections; (v) any change or effect resulting from the announcement or pendency of the Merger, including loss of any employees, customers, sales representatives or distributors; or (vi) any change in stock price (but not the underlying causes thereof).

(e) For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

9.3 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.4 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder following the Effective Time, except such provisions that act for the benefit of the Company Indemnified Parties set forth in Section 5.8.

9.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.8 Consent to Jurisdiction.

(a) EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF CALIFORNIA AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR NORTHERN DISTRICT OF CALIFORNIA, FOR THE PURPOSE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT TO SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED EXCLUSIVELY IN ANY CALIFORNIA STATE OR FEDERAL COURT SITTING IN THE COUNTY OF ALAMEDA. EACH OF PARENT, THE COMPANY AND MERGER SUB AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR, PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(b) EACH OF PARENT, THE COMPANY AND MERGER SUB IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY THE PERSONAL DELIVERY OF COPIES OF SUCH PROCESS TO SUCH PARTY. NOTHING IN THIS SECTION 9.8 SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.11 No Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

KYPHON INC.

By:	/s/ Richard W. Mott
Richard W. Mott
President and Chief Executive Officer

NEPTUNE ACQUISITION SUB, INC.

By:	/s/ Deborah B. Kaster
Deborah B. Kaster
President

ST. FRANCIS MEDICAL TECHNOLOGIES, INC.

By:	/s/ Kevin Sidow
Kevin Sidow
President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

STOCKHOLDERS’ REPRESENTATIVE

By:	/s/ Philip M. Young
Philip M. Young

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]